                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                FORM 10-SB/A-4

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         SKYLYNX COMMUNICATIONS, INC.
                   ----------------------------------------
             (Exact Name of Small Business Issuer in its Charter)

    Colorado                                     84-1360029
---------------------                       ----------------
(State or other jurisdiction                (I.R.S. Employer
of incorporation or organization)            Identification No.)


                103 Sarasota Quay, Sarasota, Florida      34236
            -------------------------------------------------------
              (Address of Principal Offices)           (Zip Code)


Registrant's telephone number, including area code:     (941) 366-4747



Securities to be registered under Section 12(b) of the Act:


          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered

             NONE                               NONE


Securities registered pursuant to Section 12(g) of the Act:


                         Common Stock, $.001 par value
                               (Title of Class)

                          FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Registration Statement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, competitive pressures, changing economic conditions and other factors, some of which will be outside of the control of the Company.


                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS

Overview
--------
          SkyLynx Communications, Inc. (the "Company" or "SkyLynx") is a corporation formed in 1996 under the laws of the State of Colorado. The objective of SkyLynx is to globally install and operate its high speed Internet service and its two-way Community Area Networking ("CAN") systems to interconnect and transport computer data and information within a given city; connecting Local Area Networks ("LANs") together, between cities; and connecting each city to other cities by using Wide Area Networks ("WANs").
The SkyLynx Network Programming Service ("City Network") is designed to be a cost-effective computer communications solution available for businesses worldwide.

          The features of the SkyLynx system include asymmetrical data transmission with simultaneous downstream speeds of up to 10 Megabits per second (Mbps) and upstream speeds of 2.0 Mbps, a price-competitive service, security of user data and information, the ability to utilize existing microwave infrastructure and technologies for system access and data transfer. Deployment of the system can be undertaken through leases and/or purchases of microwave facilities or channels and the formation of joint ventures can take advantage of local sales affiliates already present in targeted markets.

          Management projects that each licensed microwave communication facility can support a minimum of 2,100 router locations on a full-time basis. Each router location supports up to 20 workstations. Moreover, technology is readily accessible which will increase the number of routers served to a level of 3,500-4,000 routers and the number of network connections by 10,000 to 15,000 per microwave facility.


          The Company has completed the development of the first two City Networks ("CAN"): a symmetric system in the Tampa, Florida market using ISM band and an asymmetric system in the Fresno, California market using a licensed microwave communications facility. The Fresno Network was substantially completed and began transmission on August 20, 1998. The Network, operating under the assumed trade name of "CyberLynx Communications," currently has orders for approximately 150 beta customers and 10 commercial customers, all of which are small businesses within the geographical region. The Tampa Network has been completed and is operational and expects to begin commercial transmission by the end of October 1998.


History and Background
----------------------

          The Company was formed and organized under the laws of the State of Colorado in September 1996 under the name "Allied Wireless, Inc." In 1997 the Company consummated the acquisition of SkyLynx Express Holdings, Inc. ("SkyLynx Express"), which was then merged with and into the Company. Subsequently in 1998, the Company changed its name to "SkyLynx Communications, Inc." SkyLynx Express had been formed and organized on July 29, 1997 by Network System Technologies, Inc., a California corporation, ("NST") to become a wireless data network services provider through the use of a proprietary high speed 2-way wireless router product line. Prior to and subsequent to the acquisition of SkyLynx Express, the Company has been actively involved in acquiring rights to utilize FCC licensed spectrum in several metropolitan areas to support the development and deployment of wireless network systems. Financing for these activities has been provided through private offerings of the Company's securities undertaken in reliance upon exemptions from the registration requirements of the Securities Act of 1933, as amended, (the "Securities Act"), contained in Regulation D thereunder. The Company is voluntarily filing this Registration Statement in order to become a reporting company under Section 13 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") with the expectation that such status will enhance the Company's opportunities to expand the deployment of networks into new markets through the purchase or lease of FCC approved licenses, the formation of a partnership, joint venture and other arrangements with third parties which control spectrum and potential transmitter locations in those markets. In addition, the Company has developed a limited, highly sporadic public trading market for its common stock, which trades on the OTC Electronic Bulletin Board ("Bulletin Board") under the symbol "SKYK."


Business
--------
          The Company is engaged in providing high-speed Internet access to businesses through the use of wireless frequencies. Through a non-exclusive license from Network System Technologies, Inc. ("NST"), the Company has obtained the use of a high-speed 2-way wireless router product.. The Company has supplier relationships with other wireless data transmission equipment and systems vendors, however, and is not dependent upon NST as a source of supply. The Company intends to form strategic relationships with wireless operators to market its "SkyLynx Network" Internet service initially to non-residential customers in the United States and internationally.

Industry Overview
-----------------
          Growth Of Internet Usage And Content

          The Internet, a network of thousands of interconnected, separately-administered public and commercial networks, has emerged as a global communications medium enabling millions of people to share information and conduct business electronically. During the past few years, the number of Internet users, advertisers and content developers and businesses online has grown dramatically. With readily-available, low-cost Internet access, consumers and businesses are making increased use of Web browsers, electronic mail, corporate intranets, telecommuting, online advertising and electronic commerce. According to Jupiter Communications, the number of Internet households worldwide will grow from an estimated 23.4 million in 1996 to 66.6 million by 2000. The Company believes that this growth in the number of users will drive more substantial increases in Internet commerce, which International Data Corporation ("IDC") estimates will grow from $318 million in 1995 to $95 billion in 2000. Increased Internet usage and the availability of powerful new tools for the development and distribution of Internet content have led to a proliferation of Internet-based services, such as advertising, online magazines, specialized news feeds, interactive games and educational and entertainment applications, that are increasingly incorporating multimedia information such as video and near-CD- quality audio clips. The Internet has the potential to become a platform through which consumers and businesses easily access rich multimedia information and entertainment, creating new sources of revenue for advertisers, content providers and businesses. The growth of Internet advertising and commerce depends, in part, on the ability of advertisers and online merchants to deliver a compelling multimedia message to attract viewers and potential customers. However, multimedia content and other data-intensive applications require wide bandwidth.

          The potential of the Internet as a medium for communication, education, entertainment and commerce remains unfulfilled due to problems with its performance and reliability. The Internet's performance limitations stem from its basic architecture, which is not optimized for distribution of data-
 intensive multimedia content. A limitation associated with any element in the system, whether it is the "last-mile" connection to the user (the
"local loop"), the infrastructure of the Internet Service Provider ("ISP") or the Online Service Provider ("OSP"), the Internet backbone or the content provider's Web server, can result in performance bottlenecks that slow data transmission speed to that of the weakest link. For example, dial-up users frequently encounter busy signals upon attempting to connect to their ISP/OSPs and are unable to access quality multimedia content readily due to the slow speed of their analog modems. Performance limitations of the Internet frustrate and discourage users from fully utilizing it as a convenient and effective information tool, a compelling educational and entertainment resource, or a way to purchase goods and services.

           Several new technologies attempt to address the performance problems of the Internet which increase the transmission speed of data across the local loop.

          - Improved Modem Offerings. In early 1997, dial-up modems offering a peak data transmission speed of 56 kilobytes per second ("Kbps") were introduced for use with ISP/OSPs over existing telephone lines, although many ISP/OSPs do not yet support this transmission speed. The lack of a universal standard has slowed the rate of adoption of faster modems.

          - Telecommunications-Based Offerings. Integrated Services Digital Network ("ISDN") technology enables a peak data transmission speed of 128 Kbps between the user and the ISP/OSP over specially conditioned telephone lines. Although ISDN technology has been available for several years, it has not been widely deployed due primarily to its high costs.

          - Asymmetric Digital Subscriber Line ("ADSL") is currently the most prominent implementation of Digital Subscriber Line ("xDSL") technology, an emerging telecommunications protocol originally developed to deliver video on demand. ADSL enables peak data transmission speeds of 8.4 megabytes per second ("Mbps") downstream from the ISP/OSP to the user and 640
               Kbps upstream from the user to the ISP/OSP; however, typical implementations realize substantially lower data transmission speeds because of the distance limitations that exist in this "last mile" connection. ADSL access is priced significantly above other access services and is not expected to be widely available in the near term.

          - Satellite Offerings. Satellite-delivered approaches such as direct broadcast satellite ("DBS") currently provide a peak data transmission speed of approximately 400 Kbps downstream and rely on dial-up modems and the telephony network for upstream transmission ("telephone return"). These approaches have scaling limitations due to the necessity of dividing a finite amount of satellite bandwidth among subscribers in a broad geographic area.

          - Cable Offerings. Transmission of two-way signals over cable is dependent on the availability of high-speed two-way hybrid fiber coaxial ("HFC") cable. Although large cable system operators have begun upgrading to HFC cable infrastructure, only a small portion of existing cable plants in the United States have been upgraded, and the Company believes that even less are capable of high-speed two-way transmission. Peak data transmission speeds across HFC cable approach 27 Mbps downstream and 10 Mbps upstream.

          The Wireless Industry

          The wireless industry has many facets to it and it has traditionally been a very segmented industry with many niches such as cellular, paging, data, private radio and subscription television, just to name a few. In addition, the wireless industry can be segmented into two very distinct groups, the mobile wireless industry and the fixed wireless industry. In turn, the fixed wireless industry is mostly famous for backbone "trunk" links for telephone networks and for the television networks. The subscription television industry was begun in the late 1940s to serve the needs of residents of predominantly rural areas having limited access to local off-air VHF/UHF channels. The industry subsequently expanded to metropolitan areas because, among other reasons, its systems were able to offer better reception and more programming than local off-air VHF/UHF channels. Currently, subscription television systems typically offer a variety of services including basic service, enhanced basic service, premium service and, in some instances, pay-per-view service. Typically, subscription television providers charge customers an installation fee plus a fixed monthly fee for basic service. Monthly fees constitute the major source of revenue for subscription television providers.

          Most subscription television systems are hard-wire cable systems which currently use coaxial cable to transmit television signals, although many have upgraded or are considering upgrading to fiber optic cable which provides greater channel capacity than coaxial cable. Traditional hard-wire systems have headends which receive signals for programming services, which signals have been transmitted to the headend by local broadcast or satellite transmissions. A headend consists of signal reception, decryption, retransmission, encoding and related equipment. The operator then delivers the signal from the headend to customers via an extensive network of coaxial or fiber optic cable, amplifiers and related equipment. The use of a network of coaxial cable inherently results in signal degradation and increases the possibility of outages. Although fiber optic networks will substantially reduce the transmission problems of coaxial cable systems and will expand channel capacity, the installation of such networks will require a substantial investment by hard-wire cable operators.

          Like a traditional hard-wire cable system, a wireless system receives programming at a headend. Unlike traditional hard-wire cable systems, however, programming is then retransmitted by microwave transmitters located on a tower or building to a small receiving antenna located at each subscriber's premises. At the subscriber's location, the signals are descrambled, converted to frequencies that can be viewed on a television set and relayed to a subscriber's television set by coaxial cable. Because the microwave frequencies used will not pass through trees, hills, buildings or other obstructions, wireless systems require a clear line of sight ("LOS") from the headend to a subscriber's receiving antenna. Many LOS obstructions can be overcome with the use of signal repeaters which retransmit an otherwise blocked signal over a limited area. Because wireless systems do not require an extensive network of coaxial cable and amplifiers, wireless operators can provide subscribers with a reliable signal having few transmission disruptions, resulting in a television signal of a quality comparable or superior to traditional hard-wire cable systems, and at a significantly lower system capital cost per installed subscriber.

          Wireless Data

          Wireless data is the most recent segment of the wireless industry. There are many existing wireless data networks that cater to mobile data users, but there aren't yet many wireless data networks that cater to fixed site "broadband" data users. Only recently with the advent of the Internet has there been strong demand for broadband networks. Now, fixed site, wireless data networks are a viable alternative to high speed telephone lines, cable TV or fiber optics. The reason "broadband" wireless data networks have been slow to appear in the marketplace is that most corporate network business users have relied primarily on high speed telephone lines to build their networks. This is because, in the past, broadband wireless data links did not have the availability, reliability and network management sophistication that is needed to run corporate Intranet data networks.

The Company's Technology
------------------------
          The Company has a non-exclusive sub-license from NST to utilize a proprietary high-speed 2-way wireless router product line using technology licensed from Hybrid Networks, Inc. This 2-way wireless router operates with licensed frequencies in the downstream direction and unlicensed, point-to-point, spread spectrum wireless links in the upstream direction. However, the Company believes that there are several potential vendors of equipment offering similar capabilities and does not plan to rely on any single vendor or source of supply.

          This 2-way wireless router offers advantages over wireless system operators that do not offer 2-way wireless configurations. The wireless router provides a shared 10Mbps service in the downstream direction with shared and/or dedicated 2.0 Mbps wireless links in the upstream direction. This means that a subscriber to the Company's system, which the Company calls the "SkyLynx Network," will enjoy high-speed connectivity for many applications. The high speed downstream channel is ideal for high speed Internet access and also for high speed access to digital content on centralized servers, host computers and/or databases. The upstream wireless channels are fast enough to support the uploading of digital information and for full-duplex video conferencing applications.


          Because of disagreements between the Company and NST and the availability of suitable substitute products from other vendors, the Company has written off residual value of the NST license rights. See "Item 8--Legal Proceedings" and Notes A and G to Financial Statements.


          In the future, the Company will look for other manufacturers and technologies to augment these 2-way wireless products to offer more choices to its subscribers and to help scale the networks. Additionally, the Company is reviewing plans to market a point-to-point microwave wireless link that would be used to interconnect larger information/content providers and larger corporate office networks to the Company's distribution centers and Internet points-of-presence ("PoPs"). This product would also be used in the backbone side of a broadband wireless network to interconnect various cell-sites to the PoPs. The Company is also reviewing a plan to add certain local multipoint distribution service ("LMDS") products to some of its high density cells in regions in which it can gain access to such frequencies. But, in regions where the Company cannot get access to licensed frequencies (LMDS or other licensed frequencies), the Company is also considering other higher frequency symmetric wireless routers that operate only on unlicensed frequencies (e.g. 5
GHZ). Finally, the Company plans to develop products that will help it deploy these broadband wireless data networks in apartments, hotels, condominiums and other residential or commercial buildings that have large concentrations of professional workers.

          The Company does not claim to have any unique technological advantage or believe that its business prospects are technology based.
Rather, the Company uses and plans to use in the future the technology of others to offer a competitive service. The Company anticipates that it will receive some revenue from selling the wireless router products to subscribers. However, the Company believes it will generate most of its revenue from service fees collected for connection to the SkyLynx Network. Network fees will depend on the end-user services being contracted for. These fees will be shared with the Company's strategic partners on a case-by-case basis as those relationships are formed in various geographical markets.

Plan of Operation
-----------------
          The Company will offer reliable Internet and Intranet access through wireless frequencies, using its wireless router, directly to end-users, as well as through connections to corporate local area networks, which will provide companies the ability to create virtual private networks. The Company expects that many of its services will be highly transferable to international markets, recognizing that some degree of localization of content will be essential to achieving success. The SkyLynx Network will be scalable, enabling it to provide sustainable high performance as usage increases. In order to shorten time to market for wireless operators and other frequency holder RBU partners, the Company provides a turnkey solution, which includes or will include not only a technology platform, but also a national brand, marketing, customer service and billing. This solution will enable wireless operators and RBU partners to leverage their infrastructures to deliver high-bandwidth, interactive data services that represent significant new revenue opportunities.

          The Company plans to form strategic relationships with wireless operators, broadcasters, and wireless frequency holders. As relationships are developed with these persons, the Company will seek to establish Regional Business Units ("RBU"s) that will market and sell the SkyLynx wireless data network "brand name" in their respective territories. Those RBUs, with the assistance of NST, will be able to deploy turn-key systems to customers quickly, efficiently, and relatively inexpensively.

          The Company will own a significant percentage of the recurring revenues of each system, depending on who pays for equipment and its initial installation, local sales, and who owns the spectrum, among other things.

          RBUs will be staffed with individuals organized into specialized teams consisting of an experienced account lead, who will manage varied customers within the RBU service area and who will be the individual most accountable to the RBU management for revenue growth and profitability. Each account lead will be supported by network services specialists, customer premises management specialists, and content/application specialists, depending on the size of the service area and the resources available to the RBU management. The account lead, network services and content/application tooling specialists will normally be employed by the RBU; whereas the customer premises management specialist will normally employed by an affiliate organization.

          Infrastructure of RBU's

          The Company uses the services of independent companies to provide system integration services for the asymmetric network in the Fresno Network. They have also provided system design and installation, network deployment and testing, and initial end user beta site installations. Once a system has been fully deployed, the Company's own staff engineers will provide support on adds, moves and changes to the subscriber database. The installed systems will be monitored from a Network Operations Center ("NOC"). The NOC is a network management center that will primarily be used to monitor, control and troubleshoot the wireless networks from a centralized location. The NOC will also maintain the integrity of databases of various network elements (e.g., routers and servers).

          Vertical Markets

          In addition to the forming of strategic partnerships and RBUs, the Company will target certain vertical markets at the RBU level to which it plans to sell its network services and to offer information products which will be developed by the Company to meet the needs of those markets. The Company believes that the following types of customers would be able to utilize a network that the Company could provide. Accordingly, the Company initially plans to focus its marketing efforts on the following groups of customers:

          - telecommuters - individuals that usually work in an office environment for a business or an institution and either extend their working day by continuing to work at home with personal computers, or completely substitute working at home for going to the office; e.g. persons employed by high technology firms that wish to provide their employees with remote computing capabilities similar to those available to them in their primary workspaces;

          - medium size and small businesses - small branch or field offices of a business or institution which is most productive when the staff has full access to the computer networks of the headquarters office; e.g. insurance adjusters wishing to search their company's claims databases from their sales offices, or a bank researching a credit history, or an institutional buyer tying in to large product databases;

          - businesses that require frequent and timely updates of large software modules; e.g., sales offices and major customers of software companies, where the ability to quickly distribute updates and to de-bug software has become increasingly important as businesses become more and more dependent on software supplied and supported by outside vendors;

          - businesses that need to access large amounts of data, quickly and efficiently, from locations remote to the source; e.g., hospitals, healthcare providers and managers, universities and other educational and training facilities, and government agencies.

          The Company foresees the demand for better networking of professional users to increase steadily over the next decade. The growing need for such "Information Superhighways" is demonstrated by the current US Administration's National Information Infrastructure (NII) initiatives. Indeed, many large cities are considering legislation that would force companies to provide alternatives to the traditional one-car-one-person commuting. Networks and services that give these companies alternatives to the traditional commute, while satisfying legislative mandates, are extremely valuable.

Networks under Development
--------------------------
          Tampa Network

          The Company has entered into an agreement with an affiliate of a national broadcast network facilities operator covering the greater Tampa Bay metropolitan area. Under the terms of the agreement, the Company has leased all excess capacity and agreed to develop a network system linking all American Red Cross offices located in the Tampa, Florida metropolitan area using the shared community broadband network. The initial network linkage to the American Red Cross will also permit the network to service the requirements of at least seven major medical facilities in the greater Tampa Bay area or 500 to 900 business users.

          Under the terms of the agreement, the Company has provided all funds, equipment, engineering, sales, marketing, legal and related expenses to engineer, install, deploy and operate the network system. The geographical area which will be covered by the network extends from Brooksville, Florida in the north to Naples, Florida in the south. This area has a general population of approximately 3,000,000 persons with 50,000 or more potential business users. Under the terms of the excess capacity lease, the Company has agreed to pay the facilities operator a royalty equal to 20% of all network revenues.


          To date, the Company has completed the engineering and construction for the Tampa network which will initially consist of four cell sites being constructed near the American Red Cross facilities in the Tampa metropolitan area. The network is completed and is currently deployed to beta customers. As currently configured, the Tampa network will be initially an intranet 2-way wireless symmetric system with two megabyte capability in both the upstream and downstream modes. This system will operate on unlicensed frequencies initially.


          Fresno Network

          The Company has acquired a 96% net revenue lease covering two MDS channels in the Fresno, California market. The leases cover two FCC licenses for microwave spectrum in these markets which the Company acquired in consideration of the issuance of 50,000 shares of common stock and the agreement to issue in the future an additional 25,000 shares of common stock, subject to the Fresno network achieving annual net income for a full fiscal year of at least $835,000. The lease requires payment of approximately $47,000 per year to maintain in full force and effect.

          Utilizing the FCC licenses held under the foregoing lease assignment, the Company has completed engineering and construction of the Fresno Network, which was deployed in August 1998. As originally configured, the Fresno Network consists of a 2-way asymmetric wireless system utilizing both licensed and unlicensed frequencies. With the unlicensed frequencies, the Company's system offers two megabyte capability in both the upstream and downstream modes; while utilizing the licensed frequency of the Company will be able to upgrade the downstream capability to 30 megabytes per second per channel. The Company currently has arrangements with approximately 150 beta site users and 10 commercial customers for the Fresno Network.

The Microwave Communications Industry
-------------------------------------
          The microwave communications infrastructure, as it is still utilized today to provide private backbone services for only a small number of major customers in our cities, is poised for rapid growth as new technologies from SkyLynx and others are making the sharing of these very dynamic facilities by large groups of customers affordable. For example, until the early 1980's, the U.S. long distance network was carried exclusively over private microwave facilities. SkyLynx permits the conversion of these facilities to digital transmission formats that include shared computing network architectures.

          In the 50 largest markets of the U.S., 33 shareable analog channels, among others, are authorized for conversion by the Federal Communications Commission. In the smaller markets, 32 are available. Each of these channels is 6 Megahertz ("MHZ") in bandwidth. Persons and entities that control this spectrum in the larger and medium sized markets do not often have sufficient resources to operate as a full service provider.

          In addition to microwave spectrum lease agreements with existing facility operators, SkyLynx will also implement two additional strategies that will allow the Company to achieve rapid deployment of its high-speed data access services. The first strategy involves the use of both the Industrial, Scientific and Medical (ISM) bandwidth and the National Information Infrastructure (NII) bands. The second strategy involves the creation of other strategic experimental bands, by working with the FCC to expand the allocation of certain spectrum for high-speed (broadband) Internet access services.

          There are several bands of spectrum that have been allocated by the FCC to be used for unencumbered data transmission. The most popular of those
bands are in the 900 MHZ, 2.4 GHZ and 5 GHZ bands.   Specifically, at 2.4 GHZ,
the FCC allocated 83 MHZ of bandwidth for ISM operation. The modulation schemes approved for these ISM bands are known as "spread spectrum" modulation techniques and they include both frequency hopping and direct sequence spread spectrum techniques.

          Given these circumstances, SkyLynx has identified many opportunities for joint ventures with existing operators to build and operate two-way high-speed asymmetric data networks using these facilities.

          There are many existing low speed data networks that cater to mobile data users, but few microwave data networks that cater to fixed site "broadband" computing network users. Only recently with the advent of the Internet has there been strong demand locally for broadband computing networks. Now, fixed site, microwave data networks are a viable alternative to high-speed telephone, CATV cable or fiber optic facilities. The primary reason broadband wireless data networks have been slow to appear in the marketplace is that most corporate network business users have so far relied on high speed telephone lines to build their wide area computing networks. This is due to the fact that broadband microwave data links did not have the availability, reliability and network management sophistication that is needed to run most corporate Intranet data networks.

          Direct Microwave Facilities Purchases and Leases

          The owners of microwave facilities who decide to rely exclusively on SkyLynx 's expertise to operate the resulting asymmetric data network, are the most likely candidates to be strategic business partners of SkyLynx. These microwave operators become joint owners of the RBUs that are formed to offer our network services in the various cities. Candidates include existing owners of commercial MDS, MMDS, ITFS, VHF, UHF or LPTV microwave facilities, who want to get into the data networking business with SkyLynx. SkyLynx is currently negotiating with many of these individuals and organizations that want to participate in building City Networks by SkyLynx.

          Competition

          As the Company has only a non-exclusive license to use the NST 2-way asymmetric wireless technology and no agreement or commitment from NST to limit or restrict the grant to third parties of the same or similar license rights, the Company must compete not only with NST and other potential NST licensees, but also with other entities using competitive technologies and telecommunication media. As a result, the Company must rely upon a "first to the market" approach to competing successfully, of which there can be no assurance.

          The markets for consumer and business Internet services and on-line content are extremely competitive, and the Company expects that competition will intensify in the future. The principal competitive factors in this market include product performance and features (including speed of transmission and upstream transmission capabilities), reliability, price, size and stability of operations, breadth of product and service lines, technical support and service, strategic relationships and standards compliance and general industry and economic conditions. Certain of these factors are outside of the Company's control. The existing conditions in the high speed network connectivity market could change rapidly and significantly as a result of technological changes and the development and market acceptance of alternative technologies could decrease the demand for the Company's networks or render them obsolete. Similarly, the continued emergence or evolution of industry standards or specifications may put the Company at a disadvantage in relation to its competitors.

          The Company's most direct competitors are Internet service providers ("ISPs"), national long distance carriers and local exchange carriers ("TelCos"), other wireless service providers, on-line service providers ("OSPs") and operators in the cable-based services market. Many of these competitors are offering (or may soon offer) technologies that will attempt to compete with some or all of the Company's high speed data service offerings. Such technologies include Integrated Services Digital Network ("ISDN") and Digital Subscriber Line ("xDSL"). The factors affecting competition in these markets include transmission speed, reliability of service, ease of access, price/performance, ease of use, content quality, quality of presentation, timeliness of content, customer support, brand recognition, operating experience and revenue sharing.

          ISPs provide basic Internet access to residential consumers and businesses, generally using existing telephone network infrastructures. This method is widely available and inexpensive. Barriers to entry are low, resulting in a highly competitive and fragmented market.

          Long distance inter-exchange carriers have deployed large-scale Internet access networks and sell connectivity to business and residential customers. The regional Bell operating companies ("RBOCs") and other local exchange carriers have also entered this field and are providing price competitive services. Many of such carriers are offering diversified packages of telecommunications services, including Internet access service, to residential customers and could bundle such services together, which could place the Company at a competitive disadvantage.

          Other wireless service providers, including AT&T and Hughes Network Systems, are developing wireless Internet connectivity, such as multi-channel, multi-point distribution service, local multi-point distribution service and digital broadcast satellite.

          OSPs that provide, over the Internet and on proprietary online services, content and applications ranging from news and sports to consumer video conferencing. These services are designed for broad consumer access over telecommunications-based transmission media, which enables the provision of data services to the large group of consumers who have personal computers with modems.

          The Company's competitors in the cable-based services market are those cable companies that have developed their own cable-based services and market those services to unaffiliated cable system operators that are planning to deploy data services. Several cable system operators, including Telecommunications, Inc. ("TCI"), Time Warner, Inc. ("Time Warner") and the Continental Cablevision subsidiary of US West, Inc. ("US West") have deployed high speed Internet access services over their existing local HFC cable networks.

          Many of the Company's competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adverse effect the Company's business, operating results or financial condition. In particular, it is possible that the perceived high speed access advantage provided by cable may be undermined by the need to share bandwidth, which results in the reduction in individual throughput speeds. In addition, the emergence or evolution of industry standards, through either adoption by official standards committees or widespread use by cable system operators, other broadband wireless system operators or TelCos, could require the Company to redesign its products, resulting in delays in the introduction of products and services.

          Product Development and Engineering

          The Company's product development and engineering efforts focus on the design and development of new technologies and products to increase the speed and efficiency of the network and to facilitate the development and distribution of broadband communications. The principal areas of current product development and engineering include:

          - enhancing techniques to improve network performance and efficiency;

          - advancing multi-casting technologies to provide efficient transport of "one-to-many" content;

          - developing advertisement targeting and content personalization systems to fit desired subscriber profiles;

          - developing virtual private network technology solutions to enable secure and scalable end-to-end telecommuting and commercial services over the network;

          - enhancing the Company's advanced network management capabilities to identify and address network performance issues before they affect user experience.

          Under the Company's General Operating Agreements with NST, the Company plans to be the beneficiary of much of the product development and enhancement undertaken by NST to improve performance. The Company also plans to retain engineers and other computer experts to further enhance and develop its technologies internally, although to date the Company has engaged in no internal product development.

          Intellectual Property

          The Company regards its licensed technology, while non-exclusive, as proprietary and attempts to protect it with copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. The Company also generally enters into confidentiality or license agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, as the Company has only a non-exclusive right to use the NST technology and has no commitment or agreement from NST to limit or restrict the grant of similar rights to third parties, it is probable that the Company will be forced to compete directly with other potential NST licensees as well as those offering competitive technologies. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries, and the global nature of the Internet makes it virtually impossible to control the ultimate destination of the Company's content offerings. Policing unauthorized use of the Company's content offerings is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.

          The Company may receive in the future, notice of claims of infringement of other parties' proprietary rights, including claims for infringement resulting from the downloading of materials by the online or Internet services operated or facilitated by the Company. There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any assertions or prosecutions will not materially adversely affect the Company's business, operating results and financial condition. Irrespective of the validity or the successful assertion of such claims, the Company would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on the Company's business, operating results and financial condition. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances a license would be available on commercially reasonable terms, or at all.

          Employees

          As of December 1, 1998, the Company had 15 employees, consisting of its Chief Executive Officer, President, Executive Vice President, Executive Vice President of Sales and Marketing, Chief Financial Officer, General Counsel, four employees involved in operating the Fresno Network, and one administrative assistant. The Company considers its relations with its employees to be good. The Company's ability to achieve its financial and operational objectives depends in large part upon the continued service of its senior management and key technical personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such qualified personnel in the Company's industry is intense.


          Facilities

          The Company is headquartered in facilities consisting of approximately 1,250 square feet in Sarasota, Florida, which the Company occupies under a five year lease. The Company also maintains two offices in the Silicon Valley, California, one satellite office in San Jose, California consisting of 500 square feet which it occupies under a one year lease, and the other in Fresno, California consisting of approximately 3,800 square feet. The Company anticipates that its existing facilities are adequate for the foreseeable future. The Tampa facility has a multi-year lease and occupies 3,000+ square feet of office space.


          The Company has substantially completed the construction of transmission facilities in both Fresno, California and Tampa, Florida.


          The Fresno Network currently uses two transmitters with six antennas located on a rooftop tower, one for downstream and five for upstream transmissions. The antennas and transmitters have been installed under a five year lease calling for rental payments of $950 per month, with an option to renew for an additional period of five years. In the same building, the Company has installed its head end equipment and its network operation center
(NOC) operations. Subject to adequate commercial demands and working capital, the Fresno Network may be expanded by an additional two cell sites, each of which will require approximately $20,000 in capital.

          The Tampa Network is currently operated as a beta site with rooftop antennas located on buildings in downtown Tampa, St. Petersburg and Clearwater, Florida. Each site has two antennas mounted on rooftop towers, each of which is held under a five year, $500 per month lease. The Tampa Network currently operates as a point-to-point transmission network. Plans include ungrading the system to a point to multi-point system which will require approximately $50,000 in capital expenditures for antenna, transmitters and head end equipment. See, "Financial Statements -- Note C."

          Investment Banking Agreement

          The Company has engaged Gerard Klauer Mattison & Co., Inc. ("GKM"), a New York Stock Exchange Member, to assist the Company in identifying and consummating acquisition opportunities as well as sources of capital. The Company intends to conduct a public offering of its securities in the first half of 1999 on a firm commitment basis. The occurrence of the future underwriting is subject to market and other conditions. There can be no assurance that the underwriting will occur or, if it does, the timing or amount thereof.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

          The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this report.

Reverse Split
-------------
          Unless otherwise stated, all share and per share information contained in this Registration Statement gives retroactive effect to a 1-for-13 reverse split of all outstanding shares of common stock which was effected on January 23, 1998.

Liquidity and Capital Resources
-------------------------------

          Since its inception, the Company has relied principally upon the proceeds of private equity financings to provide working capital. The Company has not generated any revenues from operations to date. During the year ended December 31, 1997, the Company sold an aggregate of 781,805 shares of its Common Stock in private offerings realizing proceeds, net of offering expenses, of $963,227. In October 1998, the Company completed a private offering of units ("Units"), each Unit consisting of one share of the Company's Series A Convertible Preferred Stock and two Common Stock Purchase Warrants (the "1998 Private Offering"). The Company has received and accepted subscriptions to purchase an aggregate of 988,750 Units representing proceeds of approximately $3,560,000, net of offering costs.

          At September 30, 1998, the Company had total assets of $2,794,656. The assets consisted principally of cash of $892,516, communications and related equipment of $677,783 net of depreciation, inventory of $318,952 and construction in process of $856,394, consisting of the Fresno and Tampa Networks. The Company has written off any residual value derived from the license rights obtained from NST which were initially valued at $100,000. See "Description of Business -- Facilities" and Financial Statements, Note C. The Company believes it has sufficient working capital to complete both of these deployments.

          Total liabilities at September 30, 1998 were $133,343, consisting primarily of accounts payable in the aggregate amount of $90,155, or 67.6%.

          Stockholders' equity at September 30, 1998 was $2,661,313. The Company will require working capital for the acquisition of licensed or leased wireless spectrum as well as the deployment of more wireless data networks. The precise timing of the Company's future capital requirements cannot accurately be predicted. The Company will require additional financing through the sale of equity or debt securities in the future. The Company has no commitments for any additional financing in the 1998 Private Offering or otherwise and there can be no assurance that such commitments can be obtained. Any additional equity financing may be dilutive to the Company's existing stockholders and debt financing, if available, may involve pledging some or all of the Company's assets and may contain restrictive covenants with respect to raising future capital and other financial and operational matters. If the Company is unable to obtain additional financing as needed, the Company may be required to reduce the scope of its operations, which would have a material adverse effect upon the Company's business, financial condition and results of operation.

Results of Operations
---------------------
          The Company has realized no revenues from continuing operations.

          For the nine months ending September 30, 1998, the Company's activities were limited to completing the acquisition of SkyLynx Express, efforts to purchase or otherwise acquire wireless frequencies for use in connection with the development and deployment of 2-way wireless data networks, and development of the Tampa and Fresno networks. These activities resulted in a net loss for the period of $2,194,357 for the consolidated entities.


          Subject to the Company being successful in its efforts to raise additional working capital of which there can be no assurance, future revenues will depend upon its ability to acquire wireless frequencies and construct, deploy and profitably operate high-speed two-way wireless networks. There can be no assurance that these efforts will be successful.

Net Operating Loss Carryforwards
--------------------------------
          At December 31, 1997, the Company had a net operating loss carryforward for income tax purposes of approximately $2,200, which expires beginning in 2012. Under the Tax Reform Act of 1986, the amounts of and the benefits from net operating loss carryforwards are subject to certain limitations in the amount of net operating losses that the Company may utilize to offset future taxable income.

Earnings Per Share
------------------
          In February 1997, the Financial Accounting Standards Board issued SFAS 128, "Earnings Per Share." SFAS 128 establishes new standards for computing and presenting earnings per share ("EPS"). Specifically, SFAS 128 replaces the currently required presentation of primary EPS with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic and diluted EPS computations to the financial statements issued for periods ending after December 15, 1997, and early application is not permitted. Upon adoption, SFAS 128 requires restatement of prior period EPS presented to conform to the requirements of SFAS 128. Management believes the adoption of SFAS 128 will not have a material effect on the Company's previously-issued financial statements.

Comprehensive Income
--------------------
          In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expense, gains, and losses) in a full set of general purpose financial statements. Specifically, SFAS 130 requires that all items that meet the definition of components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. However, SFAS 130 does not specify when to recognize or how to measure the items that make up comprehensive income. SFAS 130 is effective for fiscal years beginning after December 15, 1997, and early application is permitted. SFAS 130 requires reclassification of financial statements for all periods presented for comparative purposes. Management believes the adoption of SFAS 130 will not have a material effect on the Company's future financial statements.

Reporting For Segments
----------------------
          In June 1997, the Financial Accounting Standards Board issued SFAS 131, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 supersedes the "industry segment" concept of SFAS 14 with a "management approach" concept as the basis for identifying reportable segments. SFAS 131 is effective for fiscal years beginning after December 15, 1997, and early application is permitted. Management believes the adoption of SFAS 131 will not have a material effect on the Company's future financial statements.

The Year 2000 Issue
-------------------


          The Year 2000 Issue ("Y2K") is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Based upon a recent assessment, the Company has made a preliminary determination that it may be required to upgrade or replace certain portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The Company presently believes that, with upgrades of existing software and conversions to new software at an estimated cost of $25,000, Y2K can be mitigated. However, the Y2K solutions have not been implemented and are not scheduled to be completed until the first quarter of 1999. If such upgrades and conversions are not made, or are not completed or available timely, the Year 2000 Issue could have a material impact on the operations of the Company. Furthermore, since the Company is in the development stage and has yet to develop broad relationships with suppliers and customers, the Company cannot determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. As a result, there can be no guarantee that the systems of other companies on which the Company's business relies will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company. In view of the foregoing, there can be no assurance that the Year 2000 Issue will not have a material adverse effect upon the Company.


ITEM 3.   DESCRIPTION OF PROPERTY

          The Company has no ownership interest in any real or personal property. The Company currently maintains its corporate offices at 103 Sarasota Quay, Sarasota, Florida 34236. This facility consists of approximately 1,250 square feet and is occupied under a five year lease, subject to the Company's right to enter into a five year lease convering the same premises. The Company also maintains two satellite offices, one in San Jose, California consisting of 500 square feet which it occupies under a one year lease, and the other in Fresno, California consisting of 3,793 square feet which it occupies under a three year lease. The Company anticipates that its existing facilities are adequate for the foreseeable future.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

          The following table sets forth, as of the date of this Registration Statement, the number of shares of the Company's Common Stock owned by (i) each person who owned of record, or was known to own beneficially, more than five percent (5%) of the Company's outstanding shares of Common Stock,
(ii) each of the Company's current directors and executive officers and (iii) all of the Company's current directors and executive officers as a group:



                                    Shares
                                 Beneficially      Percentage
Name & Address of Owner(4)(5)        Owned       Ownership(1)(2)
-----------------------          ------------    ---------------
Gary L. Brown                       2,550,816          24.2%

Joseph F. Morgan                    1,009,615           9.6%

Frank P. Ragano                        60,128           0.6%

Kenneth L. Marshall                   230,769           2.2%

Jeffery A. Mathias                        -0-            -0-

Ben Nelson, Jr.                         7,500            nil

Steven R. Jesson                       32,900           0.3%

Ned Abell                                 -0-            -0-

Network System Technologies,
  Inc.(3)                           1,923,077          18.3%
55 South Market Street
San Jose, California 96112

Rovel Finance, Ltd. (6)               673,077           6.4%

A.V.G. Enterprises, Inc. (7)          817,308           7.8%

All Directors and Officers as a
Group (8 Persons)
                                    3,891,728          37.0%


--------------------

(1) Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them within sixty (60) days of the date of this Registration Statement are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group.

(2) Assumes the conversion of all Preferred Stock sold in the 1998 Private Offering into an equal number of shares of Common Stock. Also assumes that none of the warrants issued in the 1998 Private Offering are exercised.

(3) Network System Technologies, Inc. ("NST"), a California corporation, is the record owner of the subject shares. Voting and investment power with respect to such shares is exercised by the NST Board of Directors which is comprised solely of Eduardo J. Moura, Tony Colheo and J.R. Gallucci. Mssrs. Moura, Colheo and Galucci disclaim beneficial ownership of such shares for purposes of Section 16 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(4)  Unless otherwise noted, each person's address is c/o SkyLynx
     Communications, Inc., 103 Sarasota Quay, Sarasota, Florida 34236.

(5) Each shareholder exercises the sole investment and voting power with respect to their shares.

(6) Voting and investment power with respect to these securities is exercised by Camille Froideveaux, Geneva, Switzerland.

(7) Voting and investment power with respect to these securities is exercised by Camille Froideveaux, Geneva, Switzerland.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers
--------------------------------
          The name, position with the Company, age of each Director and executive officer of the Company is as follows:



Name                          Age    Position (1)
----                          ---    ------------
Jeffery A. Mathias             38    President, Chief Executive Officer and
Director
Gary L. Brown                  50    Director
Joseph F. Morgan               51    Executive Vice President and Director
Frank P. Ragano                69    Director
Kenneth L. Marshall            58    Secretary and General Counsel
Ben Nelson, Jr.                56    Chief Operating Officer
Steven R. Jesson               48    Vice President of Market Development
Ned Abell                      44    Vice President of Mergers and
Acquisitions


--------------------


(1)  There exists no family relationship between any officer or director.

          Jeffery A. Mathias has 14 years of experience in both technical and business related start-up and early stage companies specifically in the fields of software, finance and wireless communications. Mr. Mathias has been President of SkyLynx Communications, Inc. since August, 1998 and was formerly the Vice President of Business Development at Network System Technologies, Inc. Prior to that, he was the founder, majority stockholder and Chairman of WHI Europe, N.V. WHI Europe is active in acquiring the spectrum rights to transmit wireless telephony and multichannel pay TV in Spain and Poland. Mr. Mathias has developed business partnerships with both Antenna 3, the largest TV broadcast network in Spain, and France Telecom while pursuing wireless communications in Europe.

          Mr. Mathias was also formerly the Director of International Development for American Telecasting, Inc. (ATEL), a leading wireless cable provider in the U.S. Prior to ATEL, Mr. Mathias co-founded The Choice TV Group, Inc., which included 11 wireless cable companies in the United States providing service to customers in the Midwest, Colorado and California. Additionally during this time, Mr. Mathias also formed New Zealand Wireless Cable, Inc. and acquired the rights to broadcast multichannel pay television in Auckland, Wellington and Christchurch.

          Mr. Mathias founded First Midwest Financial Group, a capital assets management company servicing the investment needs of high net worth individuals. In addition, Mr. Mathias also co-founded SYMTEQ, Inc., a company which developed and marketed sophisticated trading software for equity and debt trading desks of regional brokerage companies.

          Mr. Mathias has been an invited speaker and panelist in many international wireless and pay TV industry conferences in Europe and South America. He is a graduate of Indiana University with an MBA and holds a BSEE from Rose-Hulman.


          Gary L. Brown is Chairman of the Board and original founder of Allied Wireless, Inc. Mr. Brown has been in the securities industry since 1973, most recently as a registered securities principal with Barron Chase Securities, Inc. from 1992 to February 1998, Certified Investments, Inc. in 1991, Roth & Company from 1990 to 1991 and Rocky Mountain Securities, Inc. from 1985 to 1990. Mr. Brown attended Central Missouri State University from 1967 to 1972 and currently resides in Sarasota, Florida.


          Joseph F. Morgan is Executive Vice President, Director and serves as Chief Financial Officer. Mr. Morgan received his B.S. degree in Accounting from Kings' College in 1968 and an M.B.A. degree in Finance from Temple University in 1976. Mr. Morgan started his business career in 1968 with the international public accounting firm of Arthur Andersen & Company and subsequently served as a senior level financial officer for several publicly listed companies. Mr. Morgan has been a CPA since 1972 and for ten years served as an Associate Professor of Finance and Management at Temple University, Monmouth University and several other northeastern universities. For the past twelve years, Mr. Morgan has managed his own CPA firm and has specialized in assisting development stage companies become operational.

          Frank P. Ragano, Director; Major General, U. S. Army (Ret.); Mr. Ragano is President and CEO of CMS, Inc., a wholly owned subsidiary of Daimler-Benz GmbH. He graduated with a B. S. degree from Duquense University in 1950 and later graduated with a Master of Business Administration (MBA), Syracuse University, New York. After his well-decorated career in the military, Mr. Ragano retired from active Army service and became Vice President of the American Defense Preparedness Association; Chairman and CEO of BEI Defense Systems Company.

          Kenneth L. Marshall is Secretary and General Counsel; member of the Florida Bar, he has practiced law in Sarasota, FL since April, 1972. Mr. Marshall was the President and Director of a microwave communications company for the last 4 1/2 years.

          Ben Nelson, Jr. Mr. Nelson serves as Chief Operating Officer of the Company from its Tampa office. He is a retired United States Air Force General officer, having served command positions in the Netherlands, Germany and Italy. He was assigned to the Pentagon in Washington, D.C. where he was responsible for the strategic planning and integration of new aircraft and weapon systems being designed and built for the tactical air forces. Mr. Nelson has a Bachelor's Degree from the University of Texas in Industrial Relations. He also holds two Masters Degrees, one in Public Administration in Urban, State and Federal Government and the other in Administration of International Policy and Management.

          Steven R. Jesson. Mr. Jesson serves as Vice President of Marketing Development from the Company's California office. His primary responsibility will be the establishment of customer services in the creation of strategic relationships with local high technology companies in the Silicon Valley area. His background is in financial services which has included experience as an Account Executive, Branch Manager and Vice President of Sales and Marketing. From 1986 to 1997 he was employed by Fidelity Brokerage Services, Inc., a wholly owned division of Fidelity Investments. As a Branch Manager for Fidelity, he opened new offices in St. Petersburg, Florida and Honolulu, Hawaii. He held the position of Senior Vice President and was responsible for over 19 offices and 300 employees. Following his employment with Fidelity Investments, he served as Vice President and Sales Office Manager for Wedbush Morgan Securities in San Francisco. He holds a Bachelor's Degree in Political Economics from Colorado College.

          Ned Abell. Mr. Abell has recently been hired as Vice President of Mergers and Acquisitions. He has significant experience in mergers and acquisitions in the wireless industry as well as broad senior management experience with wireless telecommunications companies. Prior to joining the Company, he served as a Corporate Development and Merger and Acquisition Specialist for American Telecasting, Inc., a wireless telecommunications company. Prior to his service with American Telecasting, Mr. Abell was Treasury Analyst in Corporate Development with United Cable Television Corporate. Mr. Abell holds a Bachelor's of Science Degree in Business Administration from the University of Colorado.

          Each director is elected to serve for a term of one year until a successor is duly elected and qualified.

          The executive officers of the Company are elected annually at the first meeting of the Company's Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by the Company's By-Laws.

          During the fiscal year ended December 31, 1997, the Company had no standing Audit Committee. The Company plans to form an Audit Committee during the current fiscal year. No member of the Audit Committee receives any additional compensation for his service as a member of that Committee. The Audit Committee is responsible for providing assurance that financial disclosures made by management reasonably portray the Company's financial condition, results of operations, plan and long-term commitments. To accomplish this, the Audit Committee oversees the external audit coverage, including the annual nomination of the independent public accountants, reviews accounting policies and policy decisions, reviews the financial statements, including interim financial statements and annual financial statements, together with auditor's opinions, inquires about the existence and substance of any significant accounting accruals, reserves or estimates made by management, reviews with management the Management's Discussion and Analysis section of the Annual Report, reviews the letter of management Representations given to the independent public accountants, meets privately with the independent public accountants to discuss all pertinent matters, and reports regularly to the Board of Directors regarding its activities.

          The Company plans to form a Compensation Committee during fiscal 1998. No member of the Compensation Committee will receive any additional compensation for his service as a member of that Committee. The Compensation Committee will be responsible for reviewing pertinent data and making recommendations with respect to compensation standards for the executive officers, including the President and Chief Executive Officer, establishing guidelines and making recommendations for the implementation of management incentive compensation plans, reviewing the performance of the President and CEO, establishing guidelines and standards for the grant of incentive Stock options to key employees under the Company's Stock Incentive Plan, and reporting regularly to the Board of Directors with respect to its recommendations.

          There are no family relationships among Directors or persons nominated or chosen by the Company to become a Director, nor any arrangements or understandings between any Director and any other person pursuant to which any Director was elected as such. The present term of office of each Director will expire at the next annual meeting of stockholders.

          During the fiscal year ended December 31, 1997, outside Directors received no cash compensation or other remuneration for their services as such, however they were reimbursed their expenses associated with attendance at meetings or otherwise incurred in connection with the discharge of their duties as Directors of the Company.

          Directors who are also executive officers of the Company receive no additional compensation for their services as Directors.

          There are no material proceedings to which any director, officer or affiliate of the Company, or any owner of record or beneficiary of more than five percent (5%) of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or securityholder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

          During the past five years, no director or officer of the Company has:

          (1) Filed or has had filed against him a petition under the federal bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a, court for the business or property of such person, or any partnership in which he was a general partner, or any corporation or business association of which he was an Executive Officer at or within two years before such filings;

          (2) Been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting his involvement in any type of business, securities or banking activities.

          (4) Been found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities or commodities law, which judgment has not been reversed, suspended, or vacated.


ITEM 6.   EXECUTIVE COMPENSATION.

          The following table and discussion set forth information with respect to all compensation earned by or paid to the Company's Chief Executive Officer ("CEO"), and its most highly compensated executive officers other than the CEO, for all services rendered in all capacities to the Company and its subsidiaries for each of the Company's last three fiscal years; provided, however, that no disclosure has been made for any executive officer, other than the CEO, whose total annual salary and bonus does not exceed $100,000.

                                                  TABLE 1
                                        SUMMARY COMPENSATION TABLE

                                                                       Long Term Compensation
                                                                 ----------------------------------
                                    Annual Compensation(1)              Awards           Payouts
                                  --------------------------     ---------------------   -------
                                                      Other                                         All
                                                     Annual      Restricted                        Other
Name and                                             Compen-        Stock                 LTIP    Compen-
Principal                Year     Salary    Bonus    sation       Award(s)    Options/   Payouts  sation
Position                 Year       ($)      ($)     ($)(2)          ($)        SARs       ($)      ($)
---------------         -------  --------   -----   ---------    ----------   --------   -------  ------
Gary L. Brown, Chairman
  of the Board            1997    $47,346     -0-       -0-         -0-         -0-        -0-      -0-
------------------------------

Employment Agreements
----------------------


          The Company has undertaken and agreed to enter into, although to date has not, written employment agreements for a term of one year expiring December 31, 1998 with each of its executive officers. Gary Brown, as Chairman of the Company, receives a base salary of $96,000 for the year; Mr. Jeffery A. Mathias, as President, receives a base salary of $144,000 per year and a housing allowance of $1,500 per month; Mr. Joseph Morgan, as Executive Vice President, receives a base salary of $60,000 for the year; and Kenneth Marshall, as General Counsel, will receive a base salary of $52,000 for the year. Each employee will also be eligible to participate in the Company's Stock Incentive Plan which the Board of Directors and shareholders have adopted. Each of the foregoing persons devotes his full time and attention to the business of the Company.

          The Company has also entered into one year employment agreements with three individuals who were affiliates of the entity from which the Company acquired the lease covering the MDS channels for the Fresno, California market. Under the terms of these agreements which expire in April 1999, Til Fritzsching, Daniel Marshall and Michael Corcoran are employed on a full-time basis and are responsible for the development, deployment and operation of the Fresno network which is currently under construction.


Stock Incentive Plan
--------------------
          The Company's Board of Directors and Shareholders have adopted and approved the Company's 1998 Stock Incentive Plan (the "Plan"). Pursuant to the Plan, Stock options granted to eligible participants may take the form of Incentive Stock Options ("ISO's") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or options which do not qualify as ISO's (Non-Qualified Stock Options or "NQSO's"). As required by Section 422 of the Code, the aggregate fair market value of the Company's Common Stock with respect to its ISO's granted to an employee exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to NQSO's. The exercise price of an ISO may not be less than 100% of the fair market value of the shares of the Company's Common Stock on the date of grant. The exercise price of an NQSO may be set by the administrator. An option is not transferable, except by will or the laws of descent and distribution. If the employment of an optionee terminates for any reason (other than for cause, or by reason of death, disability, or retirement), the optionee may exercise his options within a ninety day period following such termination to the extent he was entitled to exercise such options at the date of termination. Either the Board of Directors (provided that a majority of directors are "disinterested") can administer the Plan, or the Board of Directors may designate a committee comprised of directors meeting certain requirements to administer the Plan. The Administrator will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of award and the terms and provisions relating to the exercise of the awards. An aggregate of 1,750,000 shares of the Company's Common Stock is reserved for issuance under the Plan.

          At October 1, 1998, the Company had granted no stock options under the Plan.

          The following tables set forth certain information concerning the granting and exercise of incentive Stock options during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options on an aggregated basis:

                                    TABLE 2
                          Option/SAR Grants for Last
                        Fiscal Year - Individual Grants

                          Number of   % of Total
                         Securities  Options/SARs
                         Underlying   Granted to     Exercise
                        Options/SARs Employees in     or Base    Expiration
       Name              Granted (#)  Fiscal Year  Price ($/Sh)     Date
----------------------  ------------ ------------  ------------  ----------
Gary L. Brown                -0-          0%            -0-

---------------------

                                                    TABLE 3

                              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                         AND FY-END OPTION/SAR VALUES
                             ----------------------------------------------------
                                                                                          Value of
                                                                     Number of           Unexercised
                                                                    Unexercised         In-the-Money
                                                                   Options/SARs         Options/SARs
                                                                   at FY-End (#)      at FY-End ($) (1)

                        Shares Acquired       Value Realized        Exercisable         Exercisable/
Name                    on Exercise (#)             ($)           (Unexercisable)       Unexercisable
----------------        ---------------       --------------      ---------------     -----------------

Gary L. Brown                 -0-                   -0-                 -0-                  -0-

------------------------------

(1) Value Realized is determined by calculating the difference between the aggregate exercise price of the options and the aggregate fair market value of the Common Stock on the date the options are exercised.

(2) The value of unexercised options is determined by calculating the difference between the fair market value of the securities underlying the options at fiscal year end and the exercise price of the options. The fair market value of the securities underlying the options, based on the closing bid price of the Company's Common Stock at December 31, 1997.

Indemnification and Limitation on Liability of Directors
--------------------------------------------------------
          The Company's Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted by Colorado law, any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

          The Company's Articles of Incorporation limit the liability of its directors to the fullest extent permitted by the Colorado Business Corporation Act. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for (i) any breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles. There are no written employment agreements between the Company and any of its officers or Directors. The officers of the Company will dedicate sufficient time to fulfill their fiduciary obligations to the Company's affairs. The Company has no retirement, pension, profit sharing or insurance or medical reimbursement plans, or stock incentive or other option plans for its officers and Directors, and does not contemplate implementing any such plans at this time.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Founders' Stock
---------------

          Upon formation of the Company in September 1996, the Board of Directors of the Company authorized the issuance of a total of 653,846 shares of Common Stock to the Company's initial officers and directors, in consideration of cash and services provided the Company by such persons. The services were valued at $0.001 per share, and the shares were issued for that consideration.


Consultants' Shares
-------------------


          On October 15, 1997 the Company issued an aggregate of 492,307 shares of Common Stock valued at $.013 per share to six consultants in consideration of services rendered in connection with the identification, negotiation and consummation of the Company's acquisition of SkyLynx Express. Among such consultants, Joseph F. Morgan, the Company's Executive Vice President and Director, received 192,308 shares and Kenneth Marshall, the Company's General Counsel, received 230,769 shares.


Acquisition of SkyLynx Express Holdings, Inc.
---------------------------------------------
          In 1997 the Company consummated the acquisition of 100% of the outstanding Common Stock of SkyLynx Express Holdings, Inc. (the "SkyLynx Express"). In the transaction, the Company issued to the shareholders of SkyLynx Express, pro rata, an aggregate of 6,875,000 shares of the Company's Common Stock. Those shareholders of SkyLynx Express, and the number of shares received by each, is set forth below:



            SkyLynx Express Shareholder             # of Shares
            ---------------------------             ----------
            Network System Technologies, Inc.        1,923,077
            Gary Brown                               2,163,462
            William Chastain                           480,769
            Rovel Finance, Ltd. (1)                    673,077
            Joseph F. Morgan                           817,308
            A.V.G. Enterprises, Inc. (2)               817,308

----------------------
(1) Voting and investment power with respect to these securities is exercised by Camille Froideveaux, Geneva, Switzerland.

(2) Voting and investment power with respect to these securities is exercised by Camille Froideveaux, Geneva, Switzerland.


     SkyLynx Express had been formed and organized by NST networking the purpose of developing and serving markets utilizing NST's asymmetric wireless technology. As part of the acquisition, the Company obtained from NST a nonexclusive, worldwide, royalty-free sublicensable right to utilize or otherwise commercially exploit the NST technology, including its two-way wireless asymmetric digital high speed data technology. In addition, NST committed to become engaged by the Company under general operating agreements ("GOAs") to deploy and operate the Company's wireless networks utilizing NST technology.

     As further consideration of the foregoing, and in addition to the issuance of the 6,875,000 shares of the Company's Common Stock, the Company
(i) purchased a dishonored check issued by Paradise Cable Corporation to NST in the amount of $71,570.91, (ii) paid NST fees and expenses in the amount of $37,500, (iii) assumed NST's obligations under a $100,000 promissory note and
(iv) assumed and agreed to pay an NST account payable to Hybrid Network, Inc. in the approximate amount of $480,000.


ITEM 8.        LEGAL PROCEEDINGS.


     On October 2, 1998, the Company filed a civil action in the United States District Court for the Central District of Florida against NST and Mr. Eduardo Moura, individually, ("Moura"), in which the Company has alleged claims for unspecified damages based upon breach of contract, fraud in the inducement, breach of fiduciary duty and tortious interference with business relations and prospective business advantage. It is to be anticipated that, in their responsive pleading, NST and Moura will likely assert counter claims against the Company for sums due and owing under the Project Agreements between the Company and NST covering the Fresno and Tampa Networks, which NST claims are approximately $350,000, breach of the License Agreement and infringement upon NST's technology.


     The NST litigation was brought by the Company as the result of an increasing number of areas of dispute between the Company and NST concerning the nature and extent of NST's technology as well as NST's performance, or non-performance, under the two Network Project Agreements. Within the context of these disputes, the Company has learned that implementation of its high speed, 2-way wireless internet service is not dependent upon intellectual property rights which are specifically proprietary to NST; but, rather, the implementation can be accomplished through relationships with any one of several vendors who manufacture products which satisfy the Company's performance and technological specifications. In light of the commencement of this litigation and the areas of dispute between the Company and NST, the Company is proceeding to complete and expand the deployment of its Networks without reliance upon any hardware or software which may have been offered by NST.

     If necessary, the Company intends to fully prosecute its claims against NST and Moura and, if necessary, defend against any counter claims which may be asserted. Nevertheless, there can be no assurance that the Company will be successful in asserting its claim or successful in defending against possible counter claims that may be asserted by NST. Even if the Company is successful in those efforts, the cost could be substantial and the Company's management may be required to devote a substantial amount of time to the litigation. Management of the Company assessed these risks prior to commencing the NST litigation and has made the business judgment to nevertheless proceed with the civil action.


     The Company is currently involved in two legal proceedings arising out of the same operative set of facts. The first case was brought by the Company, as Plaintiff, against James Gordon, as Defendant, in the District Court for the County of Boulder, State of Colorado, Case No. 98-CV1745; and the second case was brought by James Gordon, as Plaintiff, against the Company and Gary Brown, the Company's former President, in the Circuit Court for the 12th Judicial District in and for Sarasota County, Florida, Case No. 98-6394CA. Both cases arise out of the Company's 1997 Private Offering in which Mr. Gordon tendered a subscription but failed to deliver the necessary consideration. As a result, the Company rejected the subscription. In the case brought by the Company in Colorado, the Company is seeking declaratory judgment that it is not obligated to issue the disputed approximately 180,000 shares of its Common Stock arising out of the failed subscription. In the Sarasota proceeding, Mr. Gordon is seeking specific performance of that subscription and the issuance of approximately 180,000 shares of its Common Stock. The Company believes that there is absolutely no basis in fact or law to support Mr. Gordon's claim and that it is wholly without merit and, if necessary, the Company will vigorously defend both actions.

     The Company is also involved in another civil action brought by Paradise Cable, Inc., as Plaintiff, against the Company, Gary Brown, Eduardo J. Moura and Kenneth L. Marshall in the Circuit Court for the 12th Judicial District in and for Sarasota County, Florida, Civil Action No. 98-0166. This case arises out of prior transactions between Paradise Cable, Inc. and NST for the construction of a wireless network in the Tampa, Florida area. The case also includes claims involving the Company and two of its principals alleging claims arising out of the Company's acquisition of SkyLynx Express Holdings, Inc. from NST and related matters. Paradise Cable, Inc. is a wholly owned subsidiary of Cable Corporation of America, Inc. ("CCA") which is involved in bankruptcy proceedings in which the Company, Mr. Marshall and Mr. Brown are creditors. The Company views the litigation as having been brought in a retaliatory manner in an attempt to create leverage in the bankruptcy proceeding. The Company is confident that there is absolutely no merit to the claims and intends to vigorously defend same. The Company believes that the likelihood of a material adverse outcome from this litigation is extremely remote.

     Other than the foregoing, neither the Company nor any of its management in their capacities as such is the subject of any pending material legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Price
------------

     The common stock of the Company is traded over the counter and quoted on the Bulletin Board on a limited and sporadic basis under the symbol "SKYK." The reported high and low bid and ask prices are shown below for the period through October 8, 1998. The prices presented are bid and ask prices which represent prices between broker-dealers and do not include retail mark-ups or mark-downs or any commission to the broker-dealer. The prices do not necessarily reflect actual transactions:



                                    BID                ASK
                              ---------------   ---------------
                              HIGH      LOW       HIGH     LOW
                              ----     ----       ----    ----
  1998:
     Third Quarter            $5.250 $ 2.500    $ 6.000 $ 3.000
     Fourth Quarter (through
       December 1, 1998)      $4.250 $ 2.125    $ 4.500 $ 2.375

          The bid and ask prices of the common stock on December 1, 1998 were $2.34 and $2.44, respectively, as quoted on the Bulletin Board. As of December 1, 1998, there were approximately 142 stockholders of record of the common stock.


The Securities Enforcement and Penny Stock Reform Act of 1990
-------------------------------------------------------------
          The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure, relating to the market for penny stocks, in connection with trades in any stock defined as a penny stock. The Commission recently adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on NASDAQ and any equity security issued by an issuer that has (I) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or
(iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

          The securities of the Company are subject to rules adopted by the Commission regulating broker-dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to penny stocks require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized list disclosure document prepared by the Commission. That disclosure document advises an investor that investments in penny stocks can be very risky and that the investor's salesperson or broker is not an impartial advisor but rather paid to sell the shares. It contains an explanation and disclosure of the bid and offer prices of the security, any retail charges added by the dealer to those prices ("markup" or "markdown"), and the amount of compensation or profit to be paid to or received by the salesperson in connection with the transaction. The disclosure contains further admonitions for the investor to exercise caution in connection with an investment in penny stocks, to independently investigate the security as well as the salesperson with whom the investor is working, and to understand the risky nature of an investment in the security. Further, the disclosure includes information regarding the market for penny stocks, explanations regarding the influence that market makers may have upon the market for penny stocks and the risk that one or two dealers may exercise domination over the market for such security and therefore control and set prices for the security not based upon competitive forces. The broker-dealer must also provide the customer with certain other information and must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Further, the rules require that following the proposed transaction the broker provide the customer with monthly account statements containing market information about the prices of the securities. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Many brokers may be unwilling to engage in transactions in the Common Stock because of the added disclosure requirements, thereby making it more difficult for security holders to dispose of their securities.

Dividends
---------
          Since inception, the Company has not paid or declared any cash dividends on its securities. The Company's Board of Directors does not currently intend to pay any such cash dividends in the future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

          1. In September 1996, the Company issued an aggregate of 653,846 shares of common stock valued at $.001 per share to the Company's initial officers and directors for services provided the Company by such persons. The securities which were taken for investment and were subject to appropriate transfer restrictions were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

          2. In October 1997, the Company issued an aggregate of 492,307 shares of common stock to six consultants in consideration of services. The shares were valued at $.013 per share. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

          3. Between April and December 1997, the Company sold an aggregate of 781,805 shares of common stock for gross proceeds of $999,501. The shares were sold exclusively to persons who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act, and to a limited number of other investors who satisfied certain investor suitability requirements including, without limitation, that they possessed such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of an investment in the Company. The shares were issued without registration under the Securities Act in reliance upon the exemption provided in Rule 504 of Regulation D under the Securities Act.

          4. In December 1997, the Company issued an aggregate of 6,875,000 shares of common stock in exchange for 100% of the issued and outstanding shares of common stock of SkyLynx Express Holdings, Inc. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

          5. In May 1998, the Company issued 50,000 shares of common stock to Nadex West, Inc. in consideration of the assignment of a 96% net revenue lease covering two MDS channels in the Fresno, California market. The securities, which were subject to transfer restrictions, were issued without registration under the Securities Act in reliance upon Section 4(2) of the Securities Act.


          6. From May to October 1998, the Company has sold an aggregate of 988,750 Units, each Unit consisting of one share of Series A Convertible Preferred Stock and two Common Stock Purchase Warrants for a total consideration of $3,955,000, or $4.00 per unit. The shares were sold exclusively to persons who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act, and to a limited number of other investors who satisfied certain investor suitability requirements including, without limitation, that they possessed such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of an investment in the Company. The securities, which were acquired for investment purposes and subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon Section 4(2) thereof and Rule 506 of Regulation D thereunder.


          7. In July 1998, the Company issued an aggregate of 638,997 shares of common stock in consideration of services rendered by consultants and others between April and July 1998. The shares were issued to non-affiliated persons, all of whom were "accredited investors" within the meaning of Rule 501(a) of Regulation D, valued at $1.00 per share. The securities, which were taken for investment and were subject to the appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.


          8. In October 1998, the Company issued an aggregate of 55,000 shares of common stock in consideration of services rendered by consultants. The shares were issued to four non-affiliated persons, all of whom were "accredited investors" within the meaning of Rule 501(a) of Regulation D, valued at $2.00 per share. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.


ITEM 11.  DESCRIPTION OF SECURITIES


          The Company is authorized to issue up to 150,000,000 shares of $.001 par value Common Stock and 50,000,000 shares of $.01 par value Preferred Stock. As of December 1, 1998, 9,531,186 shares of Common Stock and 988,750 shares of Preferred Stock were issued and outstanding.


Common Stock
------------
          Each holder of Common Stock of the Company is entitled to one (1) vote for each share held of record. There is no right to cumulative voting of shares for the election of directors. The shares of Common Stock are not entitled to pre-emptive rights and are not subject to redemption or assessment. Each share of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro-rata, the assets of the Company which are legally available for distribution to shareholders. The issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Preferred Stock
---------------
          The Company is authorized to issue up to 50,000,000 shares of $.01 par value Preferred Stock, of which 5,000,000 shares have been designated Series A Convertible Preferred Stock. The preferred Stock of the corporation can be issued in one or more series as may be determined from time-to-time by the Board of Directors. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. All series shall be alike except that there may be variation as to the following: (1) the rate of distribution, (2) the price at and the terms and conditions on which shares shall be redeemed, (3) the amount payable upon shares for distributions of any kind, (4) sinking fund provisions for the redemption of shares, and (5) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and (6) voting rights except as limited by law.

          Although the Company currently does not have any plans to designate any additional series of Preferred Stock, there can be no assurance that the Company will not do so in the future. As a result, the Company could authorize the issuance of a series of Preferred Stock which would grant to holders preferred rights to the assets of the Company upon liquidation, the right to receive dividend coupons before dividends would be declared to common stockholders, and the right to the redemption of such shares, together with a premium, prior to the redemption to Common Stock. The common stockholders of the Company have no redemption rights. In addition, the Board could issue large blocks of voting Stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval.

Series A Convertible Preferred Stock
------------------------------------

          The Company has issued and outstanding 988,750 shares of Series A Convertible Preferred Stock (the "Preferred Stock"). The relative rights and preferences of holders of shares of Preferred Stock are controlled by a Certificate of Designation of Rights and Preferences of Series A Convertible Preferred Stock (the "Certificate"). The following is a brief summary of the provisions of the Certificate, does not purport to be a complete statement of all of the relative rights and preferences of holders of Preferred Stock and is qualified in its entirety by reference to the Certificate.


          Holders of Preferred Stock shall hold and exercise the right to one
(1) vote for every share of Preferred Stock owned at any meeting of the shareholders of the Company. Holders of Preferred Stock are entitled to receive payment of dividends on the Preferred Stock at the annual rate of 10% per share of Preferred Stock, accruing in arrears from the date of first issuance, payable quarterly in arrears when, as and if declared by the Company's Board of Directors. The Company anticipates that dividends will be paid quarterly as accrued, although no assurance can be given that dividends will always be declared. Cumulative dividends which are not paid shall be carried forward as an accrued obligation without interest. Holders of Preferred Stock are not entitled to receive payment of any additional dividends on the Preferred Stock, but rather are entitled to participate pro rata in dividends paid on outstanding shares of Common Stock when and if declared and paid by the Company.

          The Preferred Stock is not redeemable by the Company and holders of Preferred Stock have no right to compel the redemption by the Company of any shares of the Preferred Stock.

          Holders of outstanding shares of convertible Stock have an option to convert each share of Preferred Stock into one (1) share of the Company's Common Stock (the "Conversion Stock"). The conversion value is subject to certain anti-dilution adjustments, including adjustments in the event of stock splits, dividends, reclassifications and the like. Such optional conversion may be exercised at any time commencing the earlier of (i) one year from the date of issue or (ii) the effective date of a registration statement (the"Registration Statement"), registering for sale under the Securities Act the issuance of the Conversion Stock. In addition, each share of Preferred Stock will convert, automatically, into one share of Common Stock upon the earlier of (i) the third anniversary of the date of issue or (ii) in the event
(a) there has developed a public trading market for the Company's Common Stock, (b) the Registration Statement registering for sale the Conversion Stock has been filed and declared effective by the Commission and (iii) the closing bid price of the Company's Common Stock has been at least $6.00 per share (150% of the then effective conversion value) for at least ten (10) consecutive trading days.

          Upon liquidation, dissolution or winding up of the Company, holders of Preferred Stock shall be entitled to receive, pro rata, cash or assets of the Company which are legally available for distribution to shareholders equal to $4.00 per share of Preferred Stock prior to any distributions to the common stockholders. The issued and outstanding shares of Preferred Stock shall be, when subscribed and paid for as provided for herein, validly issued, fully paid and non-assessable.

Class A and Class B Redeemable Common Stock Purchase Warrants
-------------------------------------------------------------


          The Company has issued as part of the Units sold in the 1998 Private Offering 988,750 Class A and 988,750 Class B Warrants each exercisable to purchase shares of Common Stock for the period commencing the earlier of (i) the effective date of the Registration Statement or (ii) one year from the date of issue, and expiring on the third anniversary of the date of issue (the "Exercise Period").


          During the Exercise Period, each Class A Warrant is exercisable to purchase one share of the Company's Common Stock at an exercise price of $7.50 per share; and each Class B Warrant is exercisable to purchase one share of the Company's Common Stock at an exercise price of $10.00 per share. The Company has authorized and reserved for issuance the Common Stock issuable upon exercise of the A and B Warrants offered hereby.

          The Company has the right to extend the Expiration Date of the Warrants by resolution of the Board of Directors. There currently exists no plan or intention to extend the expiration date of the Warrants.

          The Warrants are redeemable by the Company at any time after issuance at a price of $0.01 per Warrant (the "Redemption Price") upon thirty
(30) days' written notice in the event (i) the Registration Statement has been filed and has been declared effective by the Commission covering the issuance of shares of Common Stock upon exercise of the Warrants, (ii) there has been developed and exists a public trading market for the Company's Common Stock, and (iii) the public trading price of the Company's Common Stock has equaled or exceeded one hundred fifty percent (150%) of the then current respective exercise prices of the A and/or B Warrant ($11.25 per share for the A Warrant and $15.00 per share for the B Warrant) for ten (10) or more consecutive trading days. The holders of Warrants called for redemption have exercise rights until the close of business on the date next preceding the date fixed for redemption.

          The Company has agreed to register for sale under the Securities Act in the Registration Statement (i) the Warrant Stock and (ii) Conversion Stock. However, the Warrant Stock and Conversion Stock will be subject to a six (6) month lockup following the effective date of the Registration Statement pursuant to which those shares may not be sold during the six (6) month lockup period without the consent of the Company.

          The Company has not agreed and is under no obligation to register for resale under the Securities Act the Warrants. As a result, the Warrants may not be resold except pursuant to an exemption from the registration requirements of the Securities Act. Further, it is unlikely that a public trading market for the Warrants will develop or exist at any time during their respective exercise periods. In the event the outstanding Warrants are not exercised on or before the Expiration Date, all unexercised Warrants will, thereafter, become void and be of no further force and effect.

          The Warrants do not contain anti-dilution provisions that prevent dilution of the equity interest represented by the underlying Common Stock upon the occurrence of certain events such as share dividends. Moreover, no anti-dilution provisions will apply in the event a merger or acquisition is undertaken by the Company. In the event that the Company adopts a resolution to merge, consolidate or sell percentages in all of its assets, prior to the expiration of the Common Stock Purchase Warrants, each Warrantholder upon the exercise of his/her Warrants would be entitled to receive the same treatment as a holder of any share of Common Stock. In the event the Company adopts the resolution for the liquidation, dissolution or winding up of the Company's business, the Company will give written notice of the adoption of such resolution to the registered holders of the Common Stock Purchase Warrants. Thereupon, all liquidation and dissolution rights under the Common Stock Purchase Warrants will terminate at the end of thirty (30) days from the date of the notice to the extent not exercised within those thirty (30) days. Holders of the Warrants will have no voting, preemptive, liquidation or other rights of a shareholder, and no dividends will be declared on the Warrants.

Warrant Solicitation Fees
-------------------------
          The Company has no agreement nor any arrangement whereby any fees or other compensation will be paid to any person or entity upon exercise of any or all of the Warrants.

Transfer Agent and Registrar
----------------------------
          The transfer agent for the Company's common stock is Corporate Stock Transfer, Inc., 370 17th Street, Suite 2350, Denver, Colorado 80202.

Reports to Stockholders
-----------------------
          The Company intends to furnish annual reports to shareholders which will include certified financial statements reported on by its certified public accountants. In addition, the Company may issue unaudited quarterly or other interim reports to shareholders as it deems appropriate.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officers of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

Article IX of the Company's Articles of Incorporation provides as follows:

          The Corporation may and shall indemnify each director, officer and any employee or agent of the Corporation, his heirs, executors and administrators, against any and all expenses or liability reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party by reason of his being or having been a director, officer, employee or agent of the Corporation to the full extent required or permitted by the Colorado Business Code.

Article XII of the Company's Articles of Incorporation provides as follows:

                             DIRECTORS' LIABILITY

          a. A director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Colorado as the same exists or may hereafter be amended.

          b. Any repeal or modification of the foregoing paragraph A by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

          The By-Laws of the Company, as amended, provide for the indemnification of officers and Directors to the maximum extent allowable under Colorado law. Insofar as the indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


ITEM 13.  FINANCIAL STATEMENTS AND EXHIBITS.

Financial Statements
--------------------
          See Indices to Financial Statements following the list of exhibits.

Exhibits
--------
Exhibit No.   Title
----------    -----
   2.1        Agreement and Plan of Reorganization dated August 5, 1997

   2.2 Amendment No. 1 to Agreement and Plan of Reorganization dated December 16, 1997

   3.1        Articles of Incorporation

   3.2        Articles of Amendment to Articles of Incorporation dated August
              1997

   3.3        Articles of Amendment to Articles of Incorporation dated
              February 1998

   3.4        Articles of Amendment to Articles of Incorporation dated March
              1998

   3.5        Bylaws

   4.1 Certificate of Designations of Rights and Preferences of Series A Convertible Preferred Stock

   4.2        Specimen Common Stock Certificate

   4.3        Specimen Preferred Stock Certificate

   4.4        Specimen Class A Warrant Certificate

   4.5        Specimen Class B Warrant Certificate

   10.1       1998 Stock Incentive Plan

   10.2 Asset Purchase and Sale Agreement dated May 11, 1998 between the Company and Nadex West, Inc.


   10.3 License Agreement dated December 16, 1997 between the Company and Network System Technologies, Inc.

*  10.4       Tampa Network Agreement

*  10.5       Gerard Klauer Mattison & Co. Engagement Letter
---------------------------
*  Filed herewith

                          SKYLYNX COMMUNICATION, INC.
                   (Formerly SkyLynx Express Holdings, Inc.)

                         (A DEVELOPMENT STAGE COMPANY)

                  Index to Consolidated Financial Statements

                                                          Page
                                                         -----
Independent auditor's report                               F-2

Consolidated balance sheets, December 31, 1997
  and September 30, 1998 (unaudited)                       F-3

Consolidated statements of operations, from July 29,
  1997 (inception) through December 31, 1997, for the
  nine months ended September 30, 1998 (unaudited),
  and from July 29, 1997 (inception) through September
  30, 1998 (unaudited)                                     F-4

Consolidated statement of shareholders' equity, from
  July 29, 1997 (inception)
  through September 30, 1998 (unaudited)                   F-5

Consolidated statements of cash flows, from July 29,
  1997 (inception) through December 31, 1997, for
  the nine months ended September 30, 1998 (unaudited),
  from July 29, 1997 (inception) through September 30,
  1997 (unaudited) and from July 29, 1997 (inception)
  through September 30, 1998 (unaudited)                   F-6

Notes to consolidated financial statements                 F-7

















To the Board of Directors and Shareholders
SkyLynx Communications, Inc.

Independent Auditors' Report

We have audited the consolidated balance sheet of SkyLynx Communications, Inc. (formerly SkyLynx Express Holdings, Inc.) (A development stage company) and subsidiary as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from July 29, 1997 (inception) through December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SkyLynx Communications, Inc. as of December 31,1997, and the related statements of operations and cash flows for the period from July 29, 1997 (inception) through December 31, 1997, in conformity with generally accepted accounting principles.

The information for the nine months ended September 30,1998 and from July 29, 1997 (inception) through September 30,1998, has been included on an unaudited basis. Accordingly, we do not express an opinion or any other form of assurance on it.


Cordovano and Harvey, P.C.
Denver, Colorado
March 4, 1998


Securities and Exchange Commission
Washington, D.C.

We consent to the use in this Amendment No. 4 to the Registration Statement of SkyLynx Communications, Inc. of our report dated March 4, 1998 and to the reference to us under the heading "Experts" in such Registration Statement.

Cordovano and Harvey P.C.
Denver, Colorado
December 11, 1998

                          SKYLYNX COMMUNICATIONS, INC.
                   (Formerly SkyLynx Express Holdings, Inc.)
                         (A DEVELOPMENT STAGE COMPANY)
                          CONSOLIDATED BALANCE SHEETS



                                                  Dec 31,     Sept 30,
                                                   1997         1998
                                               -----------   -----------
                                                             (Unaudited)

                 ASSETS
                 ------
Cash                                           $  628,110    $  892,516
Due from employees (Note B)                             -        18,492
Materials and supplies (Note B)                         -       318,952
Construction work in progress (Notes B and C)           -       856,394
Property and equipment, less accumulated
  depreciation of $-0- and $37,470,
  respectively (Note C)                           482,299       677,783
License rights, less accumulated amortization
  of $-0- and $-0-, respectively (Note G)         100,000             -
Deposits                                                -        28,644
Organization costs, less accumulated
  amortization of $250 and $625, respectively       2,250         1,875
                                               -----------   -----------
                                               $1,212,659    $2,794,656
                                               ===========   ===========
  LIABILITIES AND SHAREHOLDERS' EQUITY
  ------------------------------------
LIABILITIES (Notes B&D)
Accounts and notes payable
  Accounts payable                             $    4,923    $   90,155
  Accounts payable, related party (Note G)        391,299             -
  Note payable                                    100,000             -
Dividends payable                                       -             -
Accrued payroll taxes payable                           -        43,188
Other current liabilities                           4,501             -
                                               -----------   -----------
     TOTAL LIABILITIES                            500,723       133,343
                                               -----------   -----------
COMMITMENTS AND CONTINGENCIES (Note I)

SHAREHOLDERS' EQUITY (Note E)
Convertible preferred stock, $.01 par value,
  50,000,000 shares authorized, -0- and
  886,650 shares issued and outstanding,
  respectively                                          -         8,867
Common stock, $.001 par value, 150,000,000
  shares authorized, 8,772,189 and 9,531,186
  shares issued and outstanding, respectively       8,772         9,531
Additional paid-in capital                        981,918     5,116,026
Deficit accumulated during the development
  stage                                          (278,754)   (2,473,111)
                                               -----------   -----------
     TOTAL SHAREHOLDERS' EQUITY                   711,936     2,661,313
                                               -----------   -----------
                                               $1,212,659    $2,794,656
                                               ===========   ===========

          See accompanying notes to consolidated financial statements

                                       SKYLYNX COMMUNICATION, INC.
                                 (Formerly SkyLynx Express Holdings, Inc.)
                                       (A DEVELOPMENT STAGE COMPANY)
                                   CONSOLIDATED STATEMENTS OF OPERATIONS


                                   July 29, 1997 July 29, 1997   For The    July 29, 1997
                                    (inception)   (Inception)  Six Months    (Inception)
                                      through       through       Ended        through
                                   December 31,    Sept 30,     June 30,      June 30,
                                       1997          1997         1998          1998
                                   ------------  ------------ ------------  ------------
                                                  (Unaudited)  (Unaudited)   (Unaudited)

REVENUES                           $         -  $          -  $      1,124  $      1,124

COSTS AND EXPENSES
  Consulting, related parties
     (Note B)                            8,938         8,938       716,897       725,835
  Consulting, other                          -             -       120,569       120,569
  Selling expenses                           -             -        58,519        58,519
  Salaries and payroll taxes                 -             -       459,271       459,271
  Travel                                     -             -       340,485       340,485
   Legal and accounting                      -             -        96,730        96,730
   Rent and utilities                        -             -       130,383       130,383
  Depreciation                               -             -        37,470        37,470
  Amortization                               -             -        17,042        17,042
  Insurance                                  -             -        35,009        35,009
  Printing                                   -             -        35,872        35,872
  Write-off of advances in connection
     with merger (Note H)                    -             -        36,500        36,500
  Impairment of license rights               -             -        83,333        83,333
  Other                                      -             -        42,423        42,423
                                   ------------ ------------   ------------ ------------
                                        (8,938)       (8,938)   (2,210,503)   (2,219,441)
       LOSS FROM OPERATIONS             (8,938)       (8,938)   (2,209,379)   (2,218,317)

OTHER INCOME (EXPENSE)
  Interest income                            -             -        18,964        18,964
  Interest expense                           -             -        (3,942)       (3,942)
                                   ------------ ------------   ------------ ------------
       LOSS BEFORE INCOME TAXES         (8,938)       (8,938)   (2,194,357)   (2,203,295)

INCOME TAX BENEFIT (EXPENSE)
  (NOTE E)                                   -             -             -             -
                                   ------------ ------------   ------------ ------------
       NET LOSS                    $    (8,938)       (8,938) $ (2,194,357) $ (2,203,295)
                                   ============ ============   ============ ============
Loss per common share              $         *             *  $      (0.25) $      (0.28)
                                   ============ ============  ============  ============
Basic weighted average common
  shares outstanding                 6,187,500     6,875,000     8,925,790     7,947,829
                                   ============ ============   ============ ============
       NET LOSS APPLICABLE TO
         COMMON SHAREHOLDERS       $    (8,938)       (8,938) $ (2,194,553) $ (2,203,491)
                                   ============ ============   ============ ============
Loss per share of common stock
  after dividends on preferred
  stock                            $         *             *  $      (0.25) $      (0.28)
                                   ============ ============   ============ ============
*  Less than $.01 per share


                  See accompanying notes to consolidated financial statements

                                       SKYLYNX COMMUNICATIONS, INC.
                                 (Formerly SkyLynx Express Holdings, Inc.)
                                       (A DEVELOPMENT STAGE COMPANY)

                              CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
                           July 29, 1997 (Inception) through September 30, 1998

                                                                                 Deficit
                                                                                 Accumulated
                              Convertible                                        During the     Total
                            Preferred Stock          Common Stock      Additional Develop-     Share-
                        ---------------------- -----------------------   Paid-in    ment      holders'
                          Shares      Amount     Shares      Amount      Capital    Stage      Equity
                        ----------  ---------- ----------   ---------- --------------------  ----------

Balance July 29, 1997
 (Inception)                    -   $       -          -    $      -  $       -  $        -  $        -

Net loss for the period
 ended December 31, 1997        -           -          -           -          -      (8,938)     (8,938)

Common stock issued for
 intellectual property
 at estimated fair
 value (Note B)                 -           *  6,875,000       6,875      2,063           -       8,938

Recapitalization
 (Note G)                       -           *  1,897,189       1,897    979,855    (269,816)    711,936
                        ----------  ---------- ----------   ---------- --------------------  ----------
   BALANCE DECEMBER
     31, 1997                   -           -  8,772,189       8,772    981,918    (278,754)    711,936

Net loss for the nine
 months ended Sept 30,
 1998 (unaudited)               -           -          -           -          -  (2,194,357) (2,194,357)

Preferred stock issued
 for cash, net of
 offering costs totaling
 $204,885 (unaudited)     886,650       8,867          -           -  3,273,370           -   3,282,237

Common stock issued for
 property, at cost, as
 determined by manage-
 ment (unaudited)               -           -     50,000          50     97,450           -      97,450

Common stock issued for
 property, at cost, as
 determined by manage-
 ment (unaudited)                           -     47,100          47     47,053           -      47,100

Common stock issued for
 services, at cost,
 (Note B) (unaudited)           -           -    661,897         662    716,235           -     716,897
                        ----------  ---------- ----------   ---------- --------------------  ----------
   BALANCE SEPT 30,
    1998 (unaudited)      886,650   $   8,867  9,531,186   $   9,531  $5,116,026 $(2,473,111) $2,661,313
                        ==========  ========== =========    ========= ========== ===========  ==========

*Restated for one for 13 reverse stock split
                  See accompanying notes to consolidated financial statements

                                     SKYLYNX COMMUNICATIONS, INC.
                               (Formerly SkyLynx Express Holdings, Inc.)
                                     (A DEVELOPMENT STAGE COMPANY)
                                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   July 29, 1997 July 29, 1997   For The    July 29, 1997
                                    (inception)   (inception)  Nine Months    (inception)
                                      through       through       Ended        through
                                      Dec 31,      Sept 30,     Sept 30,      Sept 30,
                                       1997          1997         1998          1998
                                   ------------ ------------  ------------  -------------
                                                  (Unaudited)  (Unaudited)   (Unaudited)

OPERATING ACTIVITIES
  Net Loss                         $    (8,938) $          -  $ (2,194,357) $ (2,203,295)

  Transactions not requiring cash:
     Common stock issued for
       intellectual property
       contributed by shareholder        8,938             -             -         8,938
     Impairment of license rights            -                     100,000       100,000
     Depreciation and amortization           -             -        37,845        37,845
                                   ------------               ------------  ------------
                                             -             -    (2,056,512)   (2,056,512)
  Changes in operating assets
     and liabilities:
     Due from employees                      -             -       (18,492)      (18,492)
     Inventories                             -             -      (318,952)     (318,952)
     Accounts payable related party
       (Note B)                              -             -      (391,299)     (391,299)
     Accounts payable and other
       current liabilities                   -             -       123,919       123,919
                                   ------------ ------------   ------------ ------------
     NET CASH PROVIDED BY (USED IN)
       OPERATING ACTIVITIES                  -             -    (2,661,336)   (2,661,336)
                                   ------------ ------------   ------------ ------------
INVESTING ACTIVITIES
  Construction of transmission
     plant                                   -             -      (856,394)     (856,394)
  Deposits made                              -             -       (28,644)      (28,644)
  Purchases of property and
     equipment                               -             -      (232,954)     (232,954)
                                   ------------ ------------   ------------ ------------
       NET CASH (USED IN)
       INVESTING ACTIVITIES                  -             -    (1,117,992)   (1,117,992)
                                   ------------ ------------   ------------ ------------
FINANCING ACTIVITIES
  Issuance of preferred stock
     net of offering costs                   -             -     4,143,734     4,143,734
  Debt reduction                             -                    (100,000)     (100,000)
  Recapitalization (Note G)            628,110             -             -       628,110
                                   ------------ ------------   ------------ ------------
       NET CASH PROVIDED BY
         FINANCING ACTIVITIES          628,110             -     4,043,734     4,671,844
                                   ------------ ------------   ------------ ------------
NET INCREASE IN CASH AND
  CASH EQUIVALENTS                     628,110             -       264,406       892,516
  Cash at beginning of period                -                     628,110             -
                                   ------------ ------------   ------------ ------------
CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                    $   628,110             -  $    892,516  $    892,516
                                   ============ ============   ============ ============
SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION:
  Cash paid for interest           $       583         3,126  $      3,126  $      6,835
                                   ============ ============   ============ ============
  Cash paid for income taxes                 -             -             -             -
                                   ============ ============   ============ ============
  Non-cash investing and financing
     activities:
     Debt assumed in exchange for
       license rights              $   100,000             -  $          -  $    100,000
                                   ============ ============   ============ ============
      Debt assumed in acquiring
       equipment                   $   482,299             -  $          -  $    482,299
                                   ============ ============   ============ ============

                  See accompanying notes to consolidated financial statements

                         SKYLYNX COMMUNICATIONS, INC.
                   (Formerly SkyLynx Express Holdings, Inc.)
                         (A DEVELOPMENT STAGE COMPANY)

                  Notes to Consolidated Financial Statements

                               September 30, 998

Note A: Organization and summary of significant accounting policies

Organization and basis of presentation
Effective December 31, 1997, SkyLynx Express Holdings, Inc. (SEHI) merged with Allied Wireless, Inc. (AWI). After the merger, AWI changed its name to SkyLynx Communications, Inc. (the "Company" and "SCI") (see Note G). AWI was incorporated under the laws of Colorado on September 23, 1996 and was formed for the purpose of engaging in the wireless communication industry. In 1997, AWI sold 6,163,342 shares of its common stock at a price of $.15 per share and 4,000,000 at $.01875 per share. AWI closed the offering and realized approximately $961,852 from the offering, after related expenses (see Note E). SEHI was initially capitalized with certain intellectual property useful in the wireless industry. It was incorporated under the laws of Delaware on July 29, 1997.

The Company is a development stage company and its consolidated financial statements are prepared in accordance with Statement of Financial Accounting Standards (SFAS) No. 7. Its consolidated financial statements include the accounts of SkyLynx Communications, Inc. and its wholly owned subsidiary, SEHI. All material intercompany accounts and transactions have been eliminated in consolidation.

Unaudited financial information
The accompanying financial information for the periods from July 29, 1997 through September 30, 1998, for the period from July 29, 1997 through September 30, 1997 and for the nine months ended September 30, 1998 is unaudited. In management's opinion, such information includes all normal recurring entries necessary to make the financial information not misleading.

Cash equivalents
For financial accounting purposes and the statement of cash flows, cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

Use of estimates
The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Equipment and depreciation
Equipment is stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Additions and improvements are capitalized. The cost and related accumulated depreciation of equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported in the year's revenue or expense. Depreciation expense is calculated based on the straight-line method over the estimated useful lives of the assets.

                         SKYLYNX COMMUNICATIONS, INC.
                   (Formerly SkyLynx Express Holdings, Inc.)
                         (A DEVELOPMENT STAGE COMPANY)

                  Notes to Consolidated Financial Statements
                               September 30,1998

Note A: Organization and summary of significant accounting policies, continued

Transmission plant
Transmitter equipment is stated at cost. Since the property has not yet been placed in service, no depreciation expense has been recorded.

Intangible assets and amortization
Organization costs
Intangible assets, consisting of organization costs, are stated at cost and amortized over five years.

License rights
The Company acquired license rights in connection with its business combination on December 16, 1997. These rights have been capitalized and are amortized over three years using the straight-line method commencing January 1, 1998. Amortization expense for the period ended December 31, 1997 and the nine months ended September 30,1998 totaled $-0- and $16,667 (unaudited), respectively. During June 1998, changes in operating conditions raised doubts about the ability of the Company to recover the carrying value license rights. An impairment loss for the full amount of the net carrying value ($83,333) (unaudited) was recognized as of September 30, 1998.

Income Taxes
The company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the liability method in accounting for income taxes. Deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount on the financial statements. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted law. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in the deferred tax assets and liabilities.

Loss per common share
The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents and preferred stock dividends. Diluted loss per share uses the average market price per share when applying the treasury stock method in determining common stock equivalents. The amount of preferred dividend deducted in arriving at the amount of loss available to common shareholders was $-0-, $196 (unaudited), and $196 (unaudited) for the period from July 29, 1997 through December 31, 1997, the nine months ended September 30, 1998, and from July 29, 1997 through September 30, 1998, respectively. The effect on earnings per share of contingently issuable shares, Class A warrants, and Class B warrants was anti-dilutive for all periods presented. Accordingly, diluted loss per share was not presented in the accompanying financial statements.

                         SKYLYNX COMMUNICATIONS, INC.
                   (Formerly SkyLynx Express Holdings, Inc.)
                         (A DEVELOPMENT STAGE COMPANY)

                  Notes to Consolidated Financial Statements
                               September 30,1998

Note B: Related party transactions

During the nine months ended September 30, 1998, the Company paid an affiliate, NST, $757,245 (unaudited) for the construction of a wireless data transmission plant in Fresno, California and a wireless data transmission plant in Tampa, Florida. Both transmission plants were under construction as of September 30, 1998. This amount was subsequently paid on June 29, 1998.

During the nine months ended September 30, 1998, the Company paid an affiliate a total of $157,817 (unaudited) for routers and radios. The expenditures are reflected in inventory in the accompanying financial statements.

During the nine months ended September 30, 1998, the Company issued 661,897 (unaudited) shares of its $.001 par value common stock to consultants in exchange for their services. The services were valued at a cost of $716,897 (unaudited).

As of September 30, 1998, employees were indebted to the Company a total of $18,492 (unaudited) for payroll taxes not withheld. The $18,492 is included in the accompanying financial statements as due from employees.

Effective December 16, 1997, the Company entered into the following transactions: 1) issued 2,307,692 shares of common stock to NST in exchange for intellectual property - the property was valued by management at $3,438 or $.0013 per share; 2) issued 2,644,230 shares of common stock to officers and directors in exchange for intellectual property -- the property was valued by management at $3,438 or $.0013 per share; and 3) issued 1,923,078 shares of common stock to NST in exchange for technology -- the technology was valued by management at $2,500 or $.0013 per share.

Note C: Construction in progress, property and equipment

Construction in progress
As of September 30, 1998, the Company's transmission plants in Fresno,
California and Tampa, Florida were under construction.   The Fresno plant is
expected to support five wireless asymmetrical areas of coverage providing service to a 40-mile area. The Tampa plant will support a two-way wireless symmetrical network in the Tampa, St. Petersburg, and Clearwater area. The Fresno plant is expected to come on line in the fourth quarter of 1998 and the Tampa plant is expected to be completed in the fourth quarter of 1998.

Property and equipment
Property and equipment consisted of the following:

                                             Dec 31,     Sept 30,
                                              1997         1998
                                          ------------  ------------
                                                        (Unaudited)
  Communications equipment (Note G)       $  482,299    $  482,299
  Office equipment                                 -       144,601
  Leasehold improvements                           -        88,353
                                          ------------  ------------
                                             482,299       715,253
                                                   -       (37,470)
                                          ------------  ------------
  Less accumulated depreciation           $  482,299    $  677,783
                                          ============  ============

                         SKYLYNX COMMUNICATIONS, INC.
                   (Formerly SkyLynx Express Holdings, Inc.)
                         (A DEVELOPMENT STAGE COMPANY)

                  Notes to Consolidated Financial Statements
                               September 30,1998

Note D: Note payable

Effective December 16, 1997, the Company assumed an affiliate's promissory note payable totaling $100,000, and accrued interest of $3,126, to an individual. The note bears interest at 7.50 percent, is unsecured and is convertible into 2,564 shares of the Company's $.001 par value common stock at the option of the holder. The note and related accrued interest was paid in full during the nine months ended September 30, 1998.

Note E: Shareholders' equity

Unit offering (unaudited)
During May 1998, the Company, through a private placement, offered 3,750,000 units to qualified investors, for $4 per unit, through its officers and directors on a "best efforts" basis. Each unit consisted of one share of Series A convertible preferred stock, one Class A warrant and one Class B warrant. The Company's Series A convertible, preferred stock, authorized 50,000,000 shares, has a par value of $.01 per share and a dividend rate of 10 percent. Each share of preferred stock is convertible into one share of the Company's $.001 par value per share common stock at the option of the shareholder. The option may be exercised after one year from the date of issue, upon effective registration of the underlying common shares, or automatically upon the earlier of (1) the third anniversary of the date of issue, (2) the Company's common stock trades above $6 per share for 10
consecutive trading days.   Upon, liquidation, holders of preferred stock
shall be entitled to receive, pro rata, cash or assets equal to $4.00 per share of preferred stock prior to any distribution to common shareholders. Each Class A warrant entitles the holder to purchase one share of common stock at $7.50 per share beginning one year from the date of issuance or beginning on the effective date of registration of the underlying common shares, whichever comes first. Each Class B warrant entitles the holder to purchase one share of common stock at $10 per share beginning one year from the date of issuance or beginning on the effective date of registration of the underlying common shares, whichever comes first. Both the Class A and Class B warrants expire three years from the date of issuance. The Company may, under certain circumstances, redeem all of the outstanding Class A and Class B warrants upon thirty days written notice at $.01 per warrant.

As September 30, 1998, 886,650 (unaudited) units had been sold for $3,282,237 (unaudited), after deducting offering costs from the proceeds.

Common stock issuance
On August 10, 1997, the Board of Directors approved the issuance of 6,875,000 shares of common stock, after giving effect to the reverse split of one for 13 shares, in exchange for intellectual property consisting of expertise and trade secrets. The shares were issued without registration under the federal securities laws in reliance upon an exemption from registration requirements contained in the Securities Act of 1933, as amended. Management expensed the intellectual property in the period ended December 31, 1997.

                         SKYLYNX COMMUNICATIONS, INC.
                   (Formerly SkyLynx Express Holdings, Inc.)
                         (A DEVELOPMENT STAGE COMPANY)

                  Notes to Consolidated Financial Statements
                               September 30,1998

Note E: Shareholders' equity, concluded

One for 13 reverse stock split
On January 23, 1998, the shareholders of the Company approved a one for 13 reverse stock split. The accompanying financial statements have been retroactively restated to give effect to the stock split.

Note F: Income taxes

A reconciliation of U.S. statutory federal income tax rate to the effective rate follows for the period from July 29, 1997 (inception) through December 31,1997, the nine months ended September 30,1998, and the period from July 29, 1997 (inception) through September 30,1998:

                                   July 29,                July 29,
                                     1997       For The      1997
(inception)                       nine months (inception)
                                    through      ended      through
                                    Dec 31,    Sept 30,    Sept 30,
                                     1997        1998        1998
                                 -----------  ---------- -----------
                                              (Unaudited)(Unaudited)

   U.S. statutory federal rate       15.00%      35.79%      35.79%
   State income tax rate, net of
     federal benefits                 4.25%       3.21%       3.21%
   Net operating loss for which
     no tax benefit
     is currently available         -19.25%     -39.00%     -39.00%
                                 -----------  ---------- -----------
                                      0.00%       0.00%       0.00%
                                 ===========  ========== ===========

The benefit for income taxes from operations consisted of the following components at December 31, 1997: current tax benefit of $1,721 resulting from a net loss before income taxes, and deferred tax expense of $1,721 resulting from the valuation allowance recorded against the deferred tax asset resulting from net operating losses.

The change in the valuation allowance from July 29, 1997 (inception) through December 31, 1997 and from December 31, 1997 to September 30,1998 was $1,721
and $855,799 (unaudited), respectively.   Net operating loss carryforwards at
December 31, 1997 will expire in 2012. The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

                         SKYLYNX COMMUNICATIONS, INC.
                   (Formerly SkyLynx Express Holdings, Inc.)
                         (A DEVELOPMENT STAGE COMPANY)

                  Notes to Consolidated Financial Statements
                               September 30,1998

Note G: Agreement and plan of reorganization

Effective December 15, 1997, AWI entered into an Agreement and Plan of Reorganization (the "Agreement") with SEHI and Network System Technologies, Inc. (NST) in order to acquire certain equipment and rights to the technology
necessary to use such equipment.   The Company acquired the equipment and
rights to support the development and implementation of wireless networks, which became the business of the Company as a result of the transaction.
Under the Agreement, SEHI became a subsidiary of the Company through a reverse acquisition and NST became an affiliate by virtue of the issuance of common shares to the developer of the technology.


Specifically, the Agreement called for (1) the issuance of 6,875,000 (post-split) shares of common stock representing approximately 78 percent of the then total issued and outstanding shares. Management assigned a value of $0.0013 per share to the shares issued and expensed this cost; (2) The payment of $71,571 to NST as part of the assumption of NST's activities to deploy a system in the Sarasota area. This amount was expensed in the accompanying financial statements; (3) the Company to assume NST's obligations under a $100,000 promissory note. This amount was capitalized in the accompanying financial statements as license rights; (4) the Company to pay NST's transaction fees and expenses in the amount of $37,500 which were expensed in the accompanying financial statements; and (4) the Company to pay NST $482,299 for the equipment purchased in the transaction.


Nature of the License rights
The license gives the Company the nonexclusive rights to use the equipment acquired from NST as well as to develop and implement wireless networks using the technology underlying the rights as well as future upgrades to the technology. It also gives the Company the exclusive rights to the technology provided the Company is first to deploy them in a basic trading area. Management determined that the carrying value of the license rights would not be recovered and recorded an impairment loss for the full amount of the net carrying value as of September 30, 1998.

Recapitalization
This acquisition has been treated as a recapitalization of SEHI with AWI the legal surviving entity. The historical financial statements prior to the merger are those of SEHI. The recapitalization has been accounted for as the exchange of SEHI common stock for the net assets of AWI. Costs of the transaction have been charged to the period. The recapitalization took place on December 16, 1997; however, the financial statements have been prepared as if the recapitalization took place on December 31, 1997. Subsequently, AWI changed its name to SkyLynx Communications, Inc. The transaction was valued at AWI's net tangible assets.

Deposit on equipment
The Company made an earnest money deposit of $91,000 on special communications equipment, valued at $482,299, acquired from NST. On June 29,1998, the balance of $391,299 (unaudited) was paid to NST.

                         SKYLYNX COMMUNICATIONS, INC.
                   (Formerly SkyLynx Express Holdings, Inc.)
                         (A DEVELOPMENT STAGE COMPANY)

                  Notes to Consolidated Financial Statements
                               September 30,1998

Note H: Merger attempt

On December 17, 1997 and again on December 31, 1997, the Company executed a letter of intent to purchase certain assets of Cable Corporation of America, Inc. (CCA). Following the letters of intent, the Company paid certain operating expenses on behalf of CCA totaling $23,500 through December 31, 1997. In addition, the Company paid an obligation on behalf of CCA to NST totaling $71,763.

During 1998, acquisition negotiations between the two companies broke off. Accordingly, the advances totaling $95,263, as of December 31, 1997, have been charged to operations in the accompanying financial statements.

Additional advances paid during the nine months ended September 30,1998, prior to negotiation termination, totaling $36,500 (unaudited) have also been charged to operations.

Note I: Commitments and contingencies

Operating Lease Commitments
The Company is a party to various operating leases for office space, office equipment, rooftop space for its transmitters, and airspace.

Future minimum payments required under the leases, as of September 30, are as follows:


                    1999                $  49,248
                    2000                $ 151,321
                    2001                $ 134,974
                    2002                $ 113,246
                    2003                $  55,047

Contingently issuable shares
On May 11, 1998, the Company completed an asset purchase. The assets included property and equipment, including leases covering two MDS channels granted under licenses issued by the Federal Communications Commission within the Fresno, California geographical area. The purchase price included 25,000 shares of the Company's common stock issuable upon the Fresno operations achieving operating profit of $850,000 in one year.

Year 2000 Compliance
The Company plans to work with its equipment suppliers to confirm that its equipment is Year 2000 compliant. The Company believes this review will be completed during 1999 and that the cost of this review will not be material. Until the review has been completed, the Company has no estimate of the cost to correct any deficiency in Year 2000 compliance for this equipment.

                          SKYLYNX COMMUNICATION, INC.
                       (Formerly Allied Wireless, Inc.)
                         (A DEVELOPMENT STAGE COMPANY)

                         Index to Financial Statements

                                                          Page

Independent auditor's report                              F-15

Balance sheets, December 30, 1997 and December 31, 1996   F-16

Statements of operations, from January 1, through
  December 30, 1997, from September 23, 1996 (inception)
  through December 31, 1996, and from September 23,
  1996 (inception) through December 30, 1997              F-17

Statement of shareholders' equity, from September 23,
  1996 (inception) through December 30, 1997              F-18

Statements of cash flows, from January 1, through
  December 30, 1997, from September 23, 1996
  (inception) through December 31, 1996, and from
  September 23, 1996 (inception) through December 30,
  1997                                                    F-19

Notes to financial statements                             F-20

To the Board of Directors and Shareholders
SkyLynx Communications, Inc.

Independent Auditors' Report

We have audited the balance sheet of SkyLynx Communications, Inc. (formerly Allied Wireless, Inc.) as of December 30, 1997 and December 31, 1996, and the related statements of operations and cash flows for the period from January 1 through December 30, 1997, September 23, 1996 (inception) through December 31, 1996, and for the period from September 23, 1996 (inception) through December 30, 1997, and the statement of shareholders' equity (deficit) for the period from September 23, 1996 (inception) through December 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of SkyLynx Communications, Inc. as of December 30,1997 and December 31, 1996, and the related statements of operations and cash flows for the period from January 1, through December 30, 1997, September 23, 1996 (inception) through December 31, 1996, and for the period from September 23, 1996 (inception) through December 30, 1997, and the statement of shareholders' equity (deficit) for the period from September 23, 1996 (inception) through December 30, 1997, in conformity with generally accepted accounting principles.


Cordovano and Harvey, P.C.
Denver, Colorado
March 4, 1998, except as to
  Note F, which is June 30, 1998

                         SKYLYNX COMMUNICATIONS, INC.
                       (formerly Allied Wireless, Inc.)
                         (A Development Stage Company)

                                Balance Sheets



                                               December 30, December 31,
                                                   1997         1996
                                               -----------   -----------

                 ASSETS
                 ------
Cash                                           $  628,110    $        -
License rights (Note F)                           100,000             -
Deposit                                            91,000             -
Intangible assets, less accumulated
  amortization of $250 and $0                       2,250           500
                                               -----------   -----------
                                               $  821,360    $      500
                                               ===========   ===========

  LIABILITIES AND SHAREHOLDERS' EQUITY
  ------------------------------------
LIABILITIES
  Accounts payable                             $    4,923    $      500
  Note payable (Note C)                           100,000             -
  Accrued interest payable                          3,126             -
  Other current liabilities                         1,375             -
                                               -----------   -----------
      TOTAL LIABILITIES                           109,424           500
                                               -----------   -----------
SHAREHOLDERS' EQUITY (Note D)
  Preferred stock, $.01 par value; 50,000,000
     shares authorized, -0- and -0- issued and
     outstanding                                        -             -
  Common stock, $.001 par value; 150,000,000
     shares authorized, 1,897,189 and -0-
     shares issued and outstanding                  1,897             -
  Additional paid-in capital                      979,855             -
  Deficit accumulated during development stage   (269,816)            -
                                               -----------   -----------
       TOTAL SHAREHOLDERS' EQUITY                 711,936             -
                                               -----------   -----------
                                               $  821,360    $      500
                                               ===========   ===========

                See accompanying notes to financial statements

                         SKYLYNX COMMUNICATIONS, INC.
                       (formerly Allied Wireless, Inc.)
                         (A Development Stage Company)

                            Statements of Operation

                                                September 23, September 23,
                                    January 1,       1996         1996
                                       1997     (inception)    (inception)
                                      through        Ended       through
                                   December 30,  December 31, December 30,
                                       1997          1996         1997
                                   ------------ ------------  ------------

COSTS AND EXPENSES
  Consulting, related parties
     (Note B)                      $    73,261  $          -  $     73,261
  Compensation                          16,330             -        16,330
  Professional fees                     50,894             -        50,894
  Write-off of advances in
     connection with merger (Note G)    95,263             -        95,263
  Amortization                             250             -           250
  Other                                 34,386             -        34,386
                                   ------------ ------------  ------------
                                      (270,384)            -      (270,384)
                                   ------------ ------------  ------------
OTHER INCOME (EXPENSE)
  Interest income                        4,278             -         4,278
  Interest expense                      (3,710)            -        (3,710)
                                   ------------ ------------  ------------
     LOSS BEFORE INCOME TAXES         (269,816)            -      (269,816)

INCOME TAX BENEFIT (EXPENSE)
  (NOTE E)                                   -             -             -
                                   ------------ ------------  ------------
     NET LOSS                      $  (269,816) $          -  $   (269,816)
                                   ============ ============  ============





                See accompanying notes to financial statements

                                     F-17

                                       SKYLYNX COMMUNICATIONS, INC.
                                     (formerly Allied Wireless, Inc.)
                                       (A Development Stage Company)
                                     Statement of Shareholder's Equity
                         September 23, 1996 (Inception) through December 30, 1997


                                                                                   Deficit
                                                                                 Accumulated
                              Convertible                                        During the     Total
                            Preferred Stock          Common Stock      Additional Develop-     Share-
                        ---------------------- -----------------------   Paid-in    ment      holders'
                          Shares      Amount     Shares      Amount      Capital    Stage      Equity
                        ----------  ---------- ----------   ---------- --------------------  ----------

Balance Sept 23, 1996
 (Inception)                    -   $       -          -    $      -  $       -  $        -  $        -
                        ----------  ---------- ----------   ---------- --------------------  ----------
 Balance December 31,
   1996                         -           -          -           -          -           -           -

Issuance of common stock
 for services, valued
 at cost (Note B)               -           -  7,250,000       7,250      5,000           -      12,250

Sale of common stock to
 founders                       -           -  1,250,000       1,250          -           -       1,250

Sale of common stock,
 pursuant to a private
 placement memorandum,
 net of offering costs
 of $3,650 (Note D)             -           -  4,000,000       4,000     67,351           -      71,351

Sale of common stock,
 pursuant to a private
 placement memorandum, net
 of offering costs of
 $34,000 (Note D)               -           -  6,163,342       6,163    884,338           -     890,501

Issuance of common stock
 for services, valued at
 cost as determined by
 management (Note B)            -           -  6,400,000       6,400          -           -       6,400

One for 13 reverse stock
 split (Note D)                 -           -(23,166,153)    (23,166)    23,166           -           -

Net loss for the period
 from January 1 through
 December 30, 1997               -          -          -           -          -   (269,816)   (269,816)
                        ----------  ---------- ----------   ---------- --------------------  ----------
 Balance December 30,
   1997                         -   $       -  1,897,189    $  1,897  $ 979,855  $(269,816)  $  711,936
                        ==========  ========== ==========   ========= ========== ==========  ==========

                              See accompanying notes to financial statements

                         SKYLYNX COMMUNICATIONS, INC.
                       (formerly Allied Wireless, Inc.)
                         (A Development Stage Company)
                           Statements of Cash Flows


                                                September 23, September 23,
                                    January 1,       1996         1996
                                       1997       (inception)   (inception)
                                      through       through      through
                                   December 30,  December 31, December 30,
                                       1997          1996         1997
                                   ------------ ------------  ------------
OPERATING ACTIVITIES
  Net Loss                         $  (269,816) $          -  $   (269,816)

  Transactions not requiring cash:
     Common stock issued in
       exchange for consulting
       services provided by
       shareholders (Note B)            16,150             -        16,150
     Write-off of cash advances
       in connection with merger
       (Note G)                         95,263             -        95,263
     Amortization                          250             -           250
                                   ------------ ------------  ------------
                                      (158,153)            -      (158,153)
  Changes in current liabilities:
     Increase in accounts payable        4,923           500         5,423
     Increase in other current
       liabilities                       1,375             -         1,375
     Increase in accrued interest
       payable                           3,126             -         3,126
                                   ------------ ------------  ------------
       NET CASH (USED IN) PROVIDED
         BY OPERATING ACTIVITIES      (148,729)          500      (148,229)
                                   ------------ ------------  ------------
INVESTING ACTIVITIES
  Deposit on equipment paid to
     related party (Note B)            (91,000)            -       (91,000)
  Organization costs incurred                -          (500)         (500)
  Cash advanced to merger candidate
     (Note G)                          (95,263)            -       (95,263)
                                   ------------ ------------  ------------
       NET CASH (USED IN)
         INVESTING ACTIVITIES         (186,263)         (500)     (186,763)
                                   ------------ ------------  ------------
FINANCING ACTIVITIES
  Proceeds from the issuance
     of common stock                 1,000,752             -     1,000,752
  Offering costs incurred              (37,650)            -       (37,650)
                                   ------------ ------------  ------------
       NET CASH PROVIDED BY
         FINANCING ACTIVITIES          963,102             -       963,102
                                   ------------ ------------  ------------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS                          628,110             -       628,110

  Cash and cash equivalents,
     beginning of period                     -             -             -
                                   ------------ ------------  ------------
CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                    $   628,110  $          -  $    628,110
                                   ============ ============  ============
SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION:

  Cash paid for interest           $       583  $          -  $        583
                                   ============ ============  ============
  Cash paid for income taxes       $         -  $          -  $          -
                                   ============ ============  ============
  Noncash investing and financing
     activities:
     Common stock issued for
       consulting services
       capitalized as organization
         costs (Note B)            $     2,500  $          -  $      2,500
                                   ============ ============  ============
     Debt assumed in exchange for
       license rights (Note C)     $   100,000  $          -  $    100,000
                                   ============ ============  ============

                See accompanying notes to financial statements

                         SKYLYNX COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         Notes to Financial Statements
                               December 30, 1997

Note A: Organization and summary of significant accounting policies

Basis of presentation: SkyLynx Communications, Inc. (the "Company") is a development stage company in accordance with Statements of Financial Accounting Standard No. 7.

Organization: The Company was incorporated under the laws of Colorado on September 23, 1996 as Allied Wireless, Inc. (AWI). The Company changed its name on February 12, 1998. The Company intends to become involved in the wireless communications industry through the purchase of one or more licenses or franchises or through the acquisition of entities that are in control of such licenses or franchises. The principal activities since inception have been organizational matters, the sale and issuance of shares of its $.001 par value common stock, and the acquisition of certain technology. The Company has adopted a calendar year end.

Cash equivalents: For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Intangible assets and amortization: Organization costs and license rights are recorded at cost. Amortization is calculated by the straight-line method over a period of sixty months, once operations commence for organization costs and thirty-six months for license rights.

Income Taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Shares issued for noncash consideration: Common stock issued for services is valued at the regular billing rates charged for that service.

Offering costs: In connection with a private offering of its common shares, the Company incurred certain offering costs consisting of legal and accounting fees. These costs are deducted from the offering proceeds upon completion of the offering, and reflected in the accompanying financial statements as a reduction of additional-paid-in capital.

Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                         SKYLYNX COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         Notes to Financial Statements
                               December 30, 1997

Note B:   Related party transactions

During the period ended December 30, 1997, the Company issued approximately 7,250,000 shares of its common stock to shareholders in lieu of cash payment for services provided by the Company. The services were valued at their cost of $12,250, as determined by management. $2,500 of the services were capitalized as organization costs and $9,750 were charged as consulting costs in the accompanying financial statements.

Effective December 16, 1997, the Company issued 6,400,000 (pre-split) shares of common stock to affiliates in exchange for services. The services were valued by management at $6,400, or $.013 per share.

During the period ended December 30, 1997, the Company paid a shareholder $20,000 for consulting fees, an affiliate $27,346 for consulting fees, office expenses, travel reimbursements, and another affiliate $9,765 for consulting fees.

Note C:  Note payable

On December 16, 1997, the Company assumed an affiliate's promissory note payable in the amount of $100,000, plus accrued interest, to an individual. The note is unsecured and is convertible into 33,333 (pre-split) shares of the SkyLynx Express Holdings, Inc. $.0001 par value common stock, at the option of the holder. The note matures on July 31, 1998 and the principal plus any unpaid interest is due at that time. Accrued interest as of December 30, 1997 was $3,126.

                         SKYLYNX COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         Notes to Financial Statements
                               December 30, 1997

Note D: Shareholders' equity

Common stock offering
During the period ended December 30, 1997, the Company sold at $.01875 per share, an aggregate of 4,000,000 shares of its $.001 par value per share common stock and received $71,351, after related costs. In addition, the Company sold, at $.15 per share, an aggregate of 6,163,342 shares of its $.001 par value per share common stock and received $890,501, after related costs. The shares were offered and sold without registration under the federal securities laws in reliance upon an exemption from registration requirements contained in Rule 504 of Regulation D of the Securities Act of 1933, as amended.

Preferred stock
The Company's preferred stock, authorized 50,000,000 shares, has a par value of $.01 per share. The preferred stock is issuable in series by the Board of Directors who establish the terms and preferences in the series.

Reverse stock split
On January 23, 1998, the shareholders of the Company approved a one for 13 reverse stock split. The accompanying financial statements, however give effect to this reverse stock split as if it had occurred as of December 30, 1997.

Note E:  Income taxes

A reconciliation of U.S. statutory federal income tax rate follows for the period from January 1, through December 30, 1997 and for the period from September 23, 1996 through December 31, 1996:


                                                            1997
                                                        -----------

       U.S. statutory graduated federal rate                 32.47%
       State income tax rate, net of federal benefits         3.37%
                                                        -----------
                                                             35.84%
       NOL for which no tax benefit is currently
         available                                          -35.84%
                                                        -----------
                                                                 0%
                                                        ===========

The benefit for income taxes from operations consisted of the following components: current tax benefit of $96,708 resulting from a net loss before income taxes, and deferred tax expense of $96,708 resulting from the valuation allowance recorded against the deferred tax asset resulting from net operating losses. The change in the valuation allowance from January 1, through December 30, 1997 and from September 23, 1996 (inception) through December
31,1996 was $96,708 and $-0-, respectively.   Net operating loss carryforwards
for 1997 will expire in 2012.The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

                          SKYLYNX COMMUNICATIONS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         Notes to Financial Statements
                               December 30, 1997

Note F: Agreement and plan of reorganization

Effective December 16, 1997, AWI entered into an Agreement and plan of Reorganization (the "Agreement") with SkyLynx Express Holdings, Inc. (SEHI) and Network System Technologies, Inc. (NST). Under the Agreement, AWI was acquired, in a reverse acquisition by SEHI. In addition, AWI acquired certain license rights, and made an earnest money deposit on equipment to be acquired from NST by SEHI. The Agreement was ratified by the Company's shareholders on January 23, 1998.

Reverse acquisition
Effective December 16, 1997, SEHI exchanged 100 percent of its outstanding shares of common stock for 6,875,000 (post-split) shares of the Company's
common stock.   This transaction has been treated as a reverse acquisition whereby SEHI is considered the surviving entity. Costs of the transaction have been charged to the period. The reverse acquisition took place on December 16, 1997; however, the accompanying financial statements have been prepared as if the acquisition took place on December 31, 1997.

Acquisition of license rights
In addition to the above capitalization, the Company acquired certain license rights from NST covering technology (consisting of computer software, know-how, trade secrets, and licensed patent rights) used to deploy a wireless data network. The company assumed a note payable of $100,000 in consideration for the rights. The Company extinguished the debt with cash on June 30, 1998.

Deposit on equipment
In addition, the Company made an earnest money deposit on special communications equipment, valued at $482,299, to be acquired from NST.

Note G: Merger negotiations

On December 17, 1997 and again on December 31, 1997, the Company executed a letter of intent to purchase certain assets of Cable Corporation of America, Inc. (CCA). Pursuant to the letters of intent, the Company paid payroll and certain operating expenses on behalf of CCA totaling $95,263 through December 30, 1997.

During 1998, acquisition negotiations between the two companies broke off. Accordingly, the advances totaling $95,263, as of December 30, 1997, have been written off in the accompanying financial statements.

Additional advances in 1998, prior to negotiation termination, totaling $36,000 have also been written off.

                         SKYLYNX COMMUNICATIONS, INC.
          (formerly SkyLynx Express Holdings, Inc.) (prior to merger)



INTRODUCTION

The following unaudited pro forma condensed combined statement of operations gives effect to the merger of SkyLynx Express Holdings, Inc. and Allied Wireless, Inc. for the one-year period ended December 31, 1997. SkyLynx Communications, Inc. (formerly SkyLynx Express Holdings, Inc.) will be the surviving entity.

The unaudited condensed combined statements of operations are presented as if the merger had occurred on January 1, 1997. The pro forma financial information is presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have resulted if the merger had been consummated on January 1, 1997 nor which may result from future operations.

The pro forma financial information should be read in conjunction with the separate audited financial statements and notes thereto of each of the companies included in the pro forma financial information as of their respective balance sheet dates and for the periods from July 27, 1997 through December 31, 1997 for SkyLynx Communications, Inc. (formerly SkyLynx Express Holdings, Inc.) and for the period from January 1, 1997 through December 30, 1997 for SkyLynx Communications, Inc. (formerly Allied Wireless, Inc.).

             PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                     For The Year Ended December 31, 1997

                                      SkyLynx
                                      Express       Allied
                                     Holdings,     Wireless,    Pro Forma
                                       Inc.          Inc.       Combined
                                   ------------ ------------  ------------

COSTS AND EXPENSES
  Consulting, related parties      $     8,938  $     73,261  $     82,199
  Compensation                               -        16,330        16,330
  Legal and accounting                       -        50,894        50,894
  Amortization                               -           250           250
  Write-off of advances in
     connection with merger                  -        95,263        95,263
  Other                                      -        34,386        34,386
                                   ------------ ------------  ------------
                                        (8,938)     (270,384)     (279,322)
                                   ------------ ------------  ------------
OTHER INCOME (EXPENSE)
  Interest income                            -         4,278         4,278
  Interest expense                           -        (3,710)       (3,710)
                                   ------------ ------------  ------------
                                             -           568           568
                                   ============ ============  ============
  LOSS BEFORE INCOME TAXES              (8,938)     (269,816)     (278,754)

INCOME TAX BENEFIT (EXPENSE)
  Current                                    -             -             -
  Deferred                                   -             -             -
                                   ------------ ------------  ------------
                                             -             -             -
                                   ============ ============  ============
  NET LOSS                         $    (8,938) $   (269,816) $   (278,754)
                                   ============ ============  ============

                                  SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SKYLYNX COMMUNICATIONS, INC.



Date:  December 16, 1998           By:  /s/ Jeffery A. Mathias
                                        ----------------------------------
                                        Jeffery A. Mathias, President